                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.   )
                                              --

                          DEKALB Genetics Corporation

                                (Name of Issuer)

                       Class A Common Stock, no par value

                         (Title of Class of Securities)

                                  244878 10 4

                                 (CUSIP Number)

                               Douglas C. Roberts
                          DEKALB Genetics Corporation
                               3100 Sycamore Road
                             DeKalb, Illinois 60115
                                 (815) 758-3461

                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                January 31, 1996
                         (Date of Event which Requires
                           Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

               (Continued on the following pages)
                      (Page 1 of 21 Pages)

     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Douglas C. Roberts
          ###-##-####

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP  (a) [X]
                                                          (b) [ ]

     3    SEC USE ONLY

     4    SOURCE OF FUNDS

          00

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)             [ ]

     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America

               7    SOLE VOTING POWER

                         -0-




   NUMBER OF
    SHARES          8    SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY              445,275
     EACH
   REPORTING   9    SOLE DISPOSITIVE POWER
    PERSON
     WITH                137,769

               10   SHARED DISPOSITIVE POWER

                         -0-

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON

          447,642

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                      [ ]

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          58.5%

     14   TYPE OF REPORTING PERSON




          IN

     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Virginia Roberts Holt
          ###-##-####

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP  (a) [X]
                                                          (b) [ ]

     3    SEC USE ONLY

     4    SOURCE OF FUNDS

          00

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)             [ ]

     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America




               7    SOLE VOTING POWER

                         -0-
   NUMBER OF
    SHARES          8    SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY              445,275
     EACH
   REPORTING   9    SOLE DISPOSITIVE POWER
    PERSON
     WITH                137,672

               10   SHARED DISPOSITIVE POWER

                         -0-

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON

          446,934

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                      [ ]

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          58.5%





     14   TYPE OF REPORTING PERSON
          IN

     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          John T. Roberts
          ###-##-####

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP  (a) [X]
                                                          (b) [ ]

     3    SEC USE ONLY

     4    SOURCE OF FUNDS

          00

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)             [ ]

     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America




               7    SOLE VOTING POWER

                         -0-
   NUMBER OF
    SHARES          8    SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY              445,275
     EACH
   REPORTING   9    SOLE DISPOSITIVE POWER
    PERSON
     WITH                136,414

               10   SHARED DISPOSITIVE POWER

                         -0-

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON

          452,271

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                      [ ]

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)




          58.8%

     14   TYPE OF REPORTING PERSON
          IN

     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Charles C. Roberts
          ###-##-####

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP  (a) [X]
                                                          (b) [ ]

     3    SEC USE ONLY

     4    SOURCE OF FUNDS

          00

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)             [ ]

     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America





               7    SOLE VOTING POWER

                         -0-
   NUMBER OF
    SHARES          8    SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY              445,275
     EACH
   REPORTING   9    SOLE DISPOSITIVE POWER
    PERSON
     WITH                -0-

               10   SHARED DISPOSITIVE POWER

                         23,505

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON

          445,275

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                      [ ]

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)





          58.4%

     14   TYPE OF REPORTING PERSON
          IN

     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Mary R. Roberts
          ###-##-####

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP  (a) [X]
                                                          (b) [ ]

     3    SEC USE ONLY

     4    SOURCE OF FUNDS

          00

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)             [ ]

     6    CITIZENSHIP OR PLACE OF ORGANIZATION




          United States of America

               7    SOLE VOTING POWER

                         -0-
   NUMBER OF
    SHARES          8    SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY              445,275
     EACH
   REPORTING   9    SOLE DISPOSITIVE POWER
    PERSON
     WITH                -0-

               10   SHARED DISPOSITIVE POWER

                         23,505

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

          PERSON

          445,275

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                      [ ]





     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          58.4%

     14   TYPE OF REPORTING PERSON
          IN

ITEM 1.  SECURITY AND ISSUER.
         -------------------


          This Schedule 13D (this "Schedule") relates to shares of Class A Common Stock, no par value ("Class A Common Stock"), of DEKALB Genetics Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 3100 Sycamore Road, DeKalb, Illinois 60115.


ITEM 2.  IDENTITY AND BACKGROUND.
         -----------------------


          This Schedule is filed by Douglas C. Roberts, Virginia Roberts Holt, John T. Roberts, Charles C. Roberts and Mary R. Roberts (collectively, the "Filing Persons") to report the beneficial ownership of shares of Class A Common Stock.





          Douglas C. Roberts is a United States citizen whose address is 1449 Janet Street, Sycamore, Illinois 60178. He is Vice President-Marketing of the Company. He is also a director of the Company and a member of its Executive Committee.

          Virginia Roberts Holt is a United States citizen whose address is 2329 Clover Lane, Northfield, Illinois 60093. She is President of Charles A. Lowe & Associates, a firm which sells hearing aids and whose principal offices are located at 8 South Michigan Avenue, Suite 1108, Chicago, Illinois 60603. She is also a director of the Company

          John T. Roberts is a United States citizen whose address is 7602 E. 88th Place, Suite A, Indianapolis, Indiana 46256. He is Chief Financial Officer and Treasurer of Quest Environmental Resources Corporation, a distributor of environmental safety products and whose principal offices are located at 7602 E. 88th Place, Suite A, Indianapolis, Indiana 46256. He is also a director of the Company and a member of its Compensation Committee.

          Charles C. Roberts is a United States citizen whose address is 2657 Greenwood Acres Drive, DeKalb, Illinois 60115. He is retired.

          Mary R. Roberts is a United States citizen whose address is 2657 Greenwood Acres Drive, DeKalb, Illinois 60115. She is a housewife.




          During the last five years none of the Filing Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         -------------------------------------------------


          Pursuant to the terms of the Voting Trust Agreement described in Item 4, the Class A Common Stock reported in this Schedule were transferred to each of the Filing Persons, as voting trustees (the "Voting Trustees"), for deposit pursuant to the Voting Trust Agreement. The Voting Trustees are required to issue trust certificates ("Trust Certificates") for the shares of Class A Common Stock deposited pursuant to the Voting Trust Agreement. Except for such Trust Certificates, no consideration was paid in connection with such transfers.


ITEM 4.  PURPOSE OF TRANSACTION.
         ----------------------




          The Filing Persons acquired beneficial ownership of the Class A Common Stock reported in this Schedule as part of the transactions described below. Each of the Filing Persons is holding the Class A Common Stock which it beneficially owns for investment.

          On January 31, 1996, each of the Filing Persons, individually and as trustees of trusts created for the benefit of their spouses or children (the Filing Persons and such trusts being referred to as the "Shareholders") executed and delivered (i) a Voting Trust Agreement (the "Voting Trust Agreement") among the Shareholders,(ii) a Roberts Family Shareholder Agreement (the "Family Shareholder Agreement") among the Shareholders and (iii) a Stockholders' Agreement (the "Monsanto Stockholders' Agreement") among the Shareholders and Monsanto Company ("Monsanto"). The following summaries of the Voting Trust Agreement, the Family Shareholder Agreement and the Monsanto Stockholders' Agreement do not purport to be complete and are qualified in their entirety by reference to such agreements, copies of which have been filed as Exhibits to this Schedule and are incorporated herein by reference.

VOTING TRUST AGREEMENT

          Pursuant to the terms of the Voting Trust Agreement, the shares of Class A Common Stock reported in this Schedule were transferred to each of the




Filing Persons, as Voting Trustees, for deposit pursuant to the Voting Trust Agreement. Any Shareholder who subsequently acquires any shares of Class A Common Stock of the Company will deposit such shares with the Voting Trustees to be held pursuant to the Voting Trust Agreement (any shares deposited with the Voting Trustees pursuant to the Voting Trust Agreement are referred to as "Subject Shares"). The Voting Trustees are not required to recognize any transfer of any Trust Certificate not made in accordance with the Family Shareholder Agreement and the Monsanto Stockholders' Agreement.

          The Voting Trust Agreement provides that the Voting Trustees will have full right and power to vote all Subject Shares upon all matters submitted to a vote or consent of shareholders of the Company. The Voting Trustees will vote all Subject Shares as a unit in accordance with the determination of a majority of the Voting Trustees (or, if only two Voting Trustees are acting, as they agree), except that with respect to the Investment Agreement Matters (as defined herein under "-- Monsanto Stockholders' Agreement") or business combinations (as defined in the Monsanto Stockholders' Agreement) involving the Company ("Company Business Combinations"), the Voting Trustees will vote in accordance with the instructions of holders of Trust Certificates or, if no instructions are given, in accordance with the recommendation of the Board of Directors of the Company.

          All dividends or distributions upon the Subject Shares will be paid by the Voting Trustees to the holders of Trust Certificates ratably based on the number of Subject Shares reflected on the Trust Certificates, except that any dividend or distribution of voting stock of the Company will be deposited pursuant to the Voting Trust Agreement.





          The Voting Trustees have no power to sell or otherwise dispose of any Subject Shares, except that the Voting Trustees are required to tender or exchange Subject Shares in accordance with the terms of any tender or exchange offer if (i) the Voting Trustees are so instructed by the holder of the Trust Certificate for such Subject Shares and (ii) such tender or exchange offer, if consummated, would result in the beneficial ownership by a group or person of all of the shares of Class A Common Stock and all of the shares of Class B Common Stock of the Company ("Class B Common Stock") and the Company has previously published its position or recommendation with respect to such tender or exchange offer pursuant to applicable rules under the Securities Exchange Act of 1934, as amended (any such tender or exchange offer described in this clause (ii) being referred to as a "Qualifying Tender Offer").

          The Voting Trust Agreement will terminate with respect to any Subject Share on the earliest to occur of (i) the withdrawal of such Subject Share in accordance with the provisions of the Family Shareholder Agreement, (ii) the written agreement of all Voting Trustees and (iii) when the voting of such Subject Share ceases to be vested in the Voting Trustees.


FAMILY SHAREHOLDER AGREEMENT




          The Family Shareholder Agreement provides that no Shareholder will sell, withdraw from the Voting Trust Agreement or otherwise dispose of any interest in Subject Shares except as provided in the Family Shareholder Agreement. Each Shareholder has agreed not to sell, convey, transfer, assign or otherwise dispose of ("transfer") any interest in any Class A Common Stock or other voting common or voting preferred stock of the Company, any option, warrant or other right to acquire Class A Common Stock or such other voting stock or any security exchangeable for or convertible into Class A Common Stock or such other voting stock (collectively, "Company Voting Stock"), unless such Shareholder has withdrawn the Subject Shares from the Voting Trust Agreement after compliance with the procedures described in the following paragraph.

          Any Shareholder desiring to withdraw Subject Shares from the Voting Trust Agreement must give written notice to the other Shareholders, each of whom will then have an option to purchase his or her pro rata portion of such Subject Shares at a market price based on a thirty day average of the daily closing prices for the Class B Common Stock on the Nasdaq National Market System ("Nasdaq")(or, if there is no such market price, an appraised value for such Subject Shares). If such other Shareholders have not elected to acquire all of such Subject Shares, then each Shareholder who elected to acquire Subject Shares will have a further option to purchase his or her pro rata portion of the Subject Shares which such other Shareholders have not elected to acquire. Any Subject Shares not acquired by such other Shareholders after such further option may be withdrawn from the Voting Trust Agreement and will no longer be subject to the Family Shareholder Agreement.

          The Family Shareholder Agreement provides that the restrictions on transfer therein will not apply to certain permitted transfers ("Permitted Transfers") specified therein, including (i) certain pledges of Company Voting Stock, (ii) a transfer of Company Voting Stock to other Shareholders or other spouses, descendants or certain other trusts or other entities, (iii) any exchange, conversion or transfer of Company Voting Stock in connection with a Company Business Combination (as defined below) other than any agreement to transfer prior to the Company's execution of an agreement with respect to such Company Business Combination or (iv) any tender or exchange in accordance with the terms of a Qualifying Tender Offer.

          The Family Shareholder Agreement will terminate on January 31, 2006.


MONSANTO STOCKHOLDERS' AGREEMENT

          Background.  The Monsanto Stockholders' Agreement was entered into in
          ----------

connection with a series of agreements between the Company and Monsanto, including an Investment Agreement (the "Investment Agreement") which provides for, among other things, (a) the issuance and sale by the Company to Monsanto at the closing under the Investment Agreement (the "Closing") of (i) a number of newly issued shares of Class A Common Stock equal to ten percent of the outstanding shares of Class A Common Stock immediately after such issuance and
(ii) 378,000 newly issued shares of Class B Common Stock and (b) a tender offer by Monsanto to purchase up to 1,800,000 shares of Class B Common Stock (the "Monsanto Offer"). The Monsanto Stockholders' Agreement will be effective as of the Closing and if the Investment Agreement is terminated prior to the Closing, the Monsanto Stockholders' Agreement will be null and void.

          The Company and Monsanto also entered into a Collaboration Agreement and License (the "Collaboration Agreement") providing for, among other things, a research and development collaboration in the field of agricultural biotechnology, particularly corn and soybean seed, and entered into nonexclusive cross-licensing agreements covering herbicide-tolerant and insect-resistant corn products.

          The Investment Agreement provides, among other things, that (i) after the Closing Monsanto will be entitled to nominate one additional member to the Company's Board of Directors and that if Monsanto acquires 20% or more of the outstanding Common Stock of the Company pursuant to the Monsanto Offer and the Investment Agreement, Monsanto may nominate for election in January 1997 an additional member to the Company's Board (any such nominee or nominees being referred to as "Monsanto Nominees"), (ii) the By-Laws of the Company will be amended to (a) state that the primary business of the Company is the research-based production, marketing, licensing and sale of agronomic seed, including both technology related thereto and products derived therefrom, (b) state that the use of voting securities by the Company to facilitate strategic collaborations is in the Company's best interests (but as to any one strategic collaboration the maximum amount of voting securities of the Company to be issued to any individual, entity or group will not exceed 10% of the voting securities of the Company then outstanding) and (c) prohibit the Company from acquiring any business or assets outside of such primary business that would constitute a substantial part (as defined in the Investment Agreement) of the Company; provided that such By-Law amendments would permit the Company to change
         --------

its primary business, issue voting securities to facilitate a strategic collaboration or acquire any business outside of such primary business unless three (two prior to the Company's 1997 annual meeting of stockholders) of the members of the Board vote against the resolution relating to such change or transaction (such By-Law provisions described in this clause (ii) being referred to as the "By-Law Provisions") and (iii) after the Closing, while Monsanto beneficially owns either 5% of the Class A Common Stock or 20% of the Class B Common Stock, if the Company proposes to issue for cash (subject to specified limitations) any shares of Common Stock, securities convertible into such shares or options, warrants or rights to acquire such shares ("Equity"), Monsanto will have the right to purchase all or any portion of its pro rata share of such Equity on the terms set forth in the Investment Agreement (the provisions described in this clause (iii) being referred to as the "Equity Purchase Provisions" and the provisions described in clauses (i), (ii) and (iii) being referred to as the "Investment Agreement Matters").




          The foregoing summarizes only certain provisions of the Investment Agreement and related agreements and is not a complete summary of the Investment Agreement or such related agreements.

Copies of the Investment Agreement and related agreements have been or will be publicly filed by the Company.

          Provisions of Monsanto Stockholders' Agreement.  The Monsanto
          ----------------------------------------------

Stockholders' Agreement provides that each Shareholder will use best efforts to attend each stockholder meeting for purposes of establishing a quorum and will vote all of its shares of Company Voting Stock in favor of any Monsanto Nominee recommended by the Board of Directors of the Company, provided that such Monsanto Nominee is reasonably satisfactory to the Company. In addition, the Monsanto Stockholders' Agreement provides that each Shareholder will not, without the consent of Monsanto, initiate any action that would result in the amendment of the By-Law Provisions and that each Shareholder will vote its Company Voting Stock in favor of any proposed amendment to the Company's certificate of incorporation to increase the Company's authorized capital stock, which amendment is required in order for the Company to comply with the Equity Purchase Provisions. Monsanto has agreed to indemnify the Shareholders and related persons from and against all claims, losses and liabilities which arise from or in connection with actions or inactions in the performance of the obligations of the Shareholders under the provisions described in this paragraph.




          The Monsanto Stockholders' Agreement provides that except for Permitted Transfers (i) no Shareholder may transfer any interest in its Company Voting Stock except as provided by the Monsanto Stockholders' Agreement, (ii) with limited exceptions, no Shareholder will convert any Class A Common Stock to Class B Common Stock until such time as such Shareholder has entered into a binding agreement to sell or convey such Class B Common Stock to a third party and (iii) no Shareholder will tender any of its Company Voting Stock in the Monsanto Offer.

          If any Shareholder desires to transfer any interest in its Company Voting Stock (other than a Permitted Transfer) such Shareholder will make a written offer to Monsanto (a "Shareholder Offer") to purchase such Company Voting Stock and Monsanto will have the option to purchase all but not less than all of such Company Voting Stock for the price and upon the terms upon which such Shareholder proposes to transfer such Company Voting Stock. If Monsanto rejects the Shareholder Offer, Monsanto has the exclusive right for a period of time to propose alternative terms for such purchase. If Monsanto does not accept the Shareholder Offer and Monsanto and such Shareholder have not otherwise reached an agreement regarding such purchase within such time period, then such Shareholder may offer and sell such Company Voting Stock to any person or entity on terms that are at least as favorable to such Shareholder as those set forth in the Shareholder Offer or those offered by Monsanto in any counter offer.




          In the event of any involuntary transfer of any Company Voting Stock (other than a Permitted Transfer), Monsanto will have an exclusive option to purchase all but not less than all of the Company Voting Stock in cash at a purchase price (i) based on a thirty day average of the daily closing prices for the Class B Common Stock on Nasdaq or (ii) if the Company Voting Stock is not Class A Common Stock or if the Class B Common Stock is not publicly traded, based on the fair market value thereof determined by an investment banking firm.

          The Monsanto Stockholders' Agreement will be effective until the earlier of (i) the termination of the Collaboration Agreement (except if it is terminated by reason of a material breach thereof by the Company or by reason of a governmental decree caused by voluntary action of the Company), (ii) Monsanto owning less than 5% of the outstanding Class A Common Stock or less than 50% of the highest percent of the outstanding Common Stock beneficially owned by Monsanto after completion of the Monsanto Offer, the Closing and any purchases in the market of Class B Common Stock by Monsanto as permitted under the Investment Agreement during the one year period after the Closing, (iii) the termination of the Investment Agreement or (iv) the eleventh anniversary of the Closing or any subsequent anniversary of the Closing upon notice by Monsanto or a majority in interest of the Company Voting Stock by persons who are then Shareholders.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         ------------------------------------




          (a) The beneficial ownership of shares of Class A Common Stock by each of the Filing Persons is set forth below.

Douglas C. Roberts
------------------


          Douglas C. Roberts has beneficial ownership of 447,642 shares of Class A Common Stock. Such shares represent approximately 58.5% of the issued and outstanding shares of Class A Common Stock at the date hereof and include 445,275 shares held pursuant to the Voting Trust Agreement and 2,367 shares subject to options which may be acquired on or prior to March 31, 1996.

------
Virginia Roberts Holt
---------------------


          Virginia Roberts Holt has beneficial ownership of 446,934 shares of Class A Common Stock. Such shares represent approximately 58.5% of the issued and outstanding shares of Class A Common Stock at the date hereof and include 445,275 shares held pursuant to the Voting Trust Agreement and 1,659 shares subject to options which may be acquired on or prior to March 31, 1996.




John T. Roberts
---------------


          John T. Roberts has beneficial ownership of 452,271 shares of Class A Common Stock. Such shares represent approximately 58.8% of the issued and outstanding shares of Class A Common Stock at the date hereof and include 445,275 shares held pursuant to the Voting Trust Agreement and 6,996 shares subject to options which may be acquired on or prior to March 31, 1996.

Charles C. Roberts
------------------


          Charles C. Roberts has beneficial ownership of 445,275 shares of Class A Common Stock. Such shares represent approximately 58.4% of the issued and outstanding shares of Class A Common Stock at the date hereof and are held pursuant to the Voting Trust Agreement.

Mary R. Roberts
---------------


          Mary R. Roberts has beneficial ownership of 445,275 shares of Class A Common Stock. Such shares represent approximately 58.4% of the issued and outstanding shares of Class A Common Stock at the date hereof and are held pursuant to the Voting Trust Agreement.




          (b) At the date hereof, each of the Filing Persons has shared voting power with respect to the 445,275 shares of Class A Common Stock held pursuant to the Voting Trust Agreement. The power of each Filing Person to dispose of shares of Class A Common Stock is set forth below.



Douglas C. Roberts
------------------


          At the date hereof, Douglas C. Roberts has sole dispositive power with respect to 137,769 shares of Class A Common Stock. He holds title to 116,769 of such shares as sole trustee of a trust of which he is the sole beneficiary (the "Douglas C. Roberts Trust"). He holds title to 21,000 of such shares as sole trustee of trusts for the benefit of his children.

Virginia Roberts Holt
---------------------


          At the date hereof, Virginia Roberts Holt has sole dispositive power with respect to 137,672 shares of Class A Common Stock. She holds title to 123,672 of such shares as sole trustee of a trust of which she is the sole beneficiary (the "Virginia Roberts Holt Trust"). She holds title to 14,000 of such shares as sole trustee of trusts for the benefit of her children.




John T. Roberts
---------------


          At the date hereof, John T. Roberts has sole dispositive power with respect to 136,414 shares of Class A Common Stock. He holds title to 122,414 of such shares as sole trustee of a trust of which he is the sole beneficiary (the "John T. Roberts Trust"). He holds title to 14,000 of such shares as sole trustee of trusts for the benefit of his children.

Charles C. Roberts
------------------


          At the date hereof, Charles C. Roberts shares dispositive power with Mary R. Roberts with respect to 23,505 shares of Class A Common Stock. He holds title to 10,113 of such shares as co-trustee of a trust of which he and Mary R. Roberts are the sole beneficiaries (the "Charles C. Roberts and Mary R. Roberts Trust"). He holds title to 13,392 of such shares as co-trustee of trusts for the benefit of his children (Douglas C. Roberts, Virginia Roberts Holt and John
T. Roberts) and their descendants.






Mary R. Roberts
---------------




          At the date hereof, Mary R. Roberts shares dispositive power with Charles C. Roberts with respect to 23,505 shares of Class A Common Stock. She holds title to 10,113 of such shares as co-trustee of the Charles C. Roberts and Mary R. Roberts Trust. She holds title to 13,392 of such shares as co-trustee of trusts for the benefit of her children (Douglas C. Roberts, Virginia Roberts Holt and John T. Roberts) and their descendants.

          (c)  Other than as described in Item 3 and except as described in this
Item 5(c), none of the Filing Persons has effected any transaction in Class A Common Stock during the past 60 days. The information set forth in Item 3 is incorporated herein.

          On December 18, 1995, Charles C. Roberts and Mary R. Roberts, as co-trustees of the Charles C. Roberts and Mary R. Roberts Trust, exchanged: (i) 4,800 shares of Class A Common Stock for 4,800 shares of Class B Common Stock held by the Douglas C. Roberts Trust; (ii) 4,800 shares of Class A Common Stock for 4,800 shares of Class B Common Stock held by the Virginia Roberts Holt Trust; and (iii) 4,833 shares of Class A Common Stock for 4,833 shares of Class B Common Stock held by the John T. Roberts Trust.

          (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Class A Common Stock reported herein, except that:

          (i) the children of Douglas C. Roberts have an economic interest in 22,618 of the shares described in Item 5(a) above;





          (ii) the children of Virginia Roberts Holt have an economic interest in 17,598 of the shares described in Item 5(a) above; and

          (iii) the children of John T. Roberts have an economic interest in 18,699 of the shares described in Item 5(a) above.

          (e)  Not applicable.



ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         ---------------------------------------------------------------------

TO SECURITIES OF THE ISSUER.
---------------------------


          The information set forth in Items 3 and 4 is incorporated herein.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
         --------------------------------

99.1      Roberts Family Voting Trust Agreement, dated as of January 31, 1996.

99.2      Roberts Family Shareholder Agreement, dated as of January 31, 1996.




99.3      Stockholders' Agreement, dated as of January 31, 1996.

99.4      Joint Filing Agreement.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 2, 1996


Douglas C. Roberts
------------------

Douglas C. Roberts

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 2, 1996






Virginia Roberts Holt
---------------------

Virginia Roberts Holt

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 2, 1996


John T. Roberts
---------------

John T. Roberts

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




February 2, 1996


Charles C. Roberts
------------------

Charles C. Roberts

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 2, 1996


Mary R. Roberts
---------------

Mary R. Roberts

                         ROBERTS FAMILY
                         --------------




                     VOTING TRUST AGREEMENT
                     ----------------------



          THIS VOTING TRUST AGREEMENT (the "Agreement"), made and entered into as of the 31st day of January, 1996, by and among Douglas C. Roberts, Virginia
R. Holt, John T. Roberts, Charles C. Roberts and Mary R. Roberts, the initial voting trustees hereunder (the "Voting Trustees"); and Douglas C. Roberts, individually and as Trustee of (i) the Douglas C. Roberts Trust dated January 28, 1972, (ii) the David Kim Roberts 1989 Trust, (iii) the Steven Suh Roberts 1989 Trust, and (iv) the Jeffrey King Roberts 1989 Trust; Virginia R. Holt, individually and as Trustee of (i) the Virginia R. Holt Trust dated August 22, 1973, (ii) the Amanda Mary Holt 1989 Trust, and (iii) the Laura Elizabeth Holt 1989 Trust; John T. Roberts, individually and as Trustee of (i) the John T. Roberts Trust dated April 9, 1976, (ii) the Allison Elizabeth Roberts 1989 Trust, and (iii) the Katherine Elsie Roberts 1990 Trust Number 1; Charles C. Roberts and Mary R. Roberts, as Trustees of (i) the Charles C. and Mary R. Roberts Living Trust dated October 15, 1991, (ii) the Trust

F/B/O Douglas C. Roberts under Eleanor T. Roberts Charitable Trust Agreement dated December 21, 1967, (iii) the Trust F/B/O Virginia R. Holt under Eleanor T. Roberts Charitable Trust
Agreement dated December 21, 1967, and (iv) the Trust F/B/O John T. Roberts under Eleanor T. Roberts Charitable Trust Agreement dated December 21, 1967; Lynne King Roberts, as Trustee of the David Kim Roberts Trust dated October 14,




1987; Terrance K. Holt, as Trustee of the Amanda Mary Holt Trust dated December 6, 1985; and Robin R. Roberts, as Trustee of (i) the Allison Elizabeth Roberts Trust dated August 6, 1986, (ii) the Katherine Elsie Roberts Trust dated March 13, 1990, and (iii) the Charles David Roberts Trust dated February 28, 1994 (collectively, the "Depositors", and individually, a "Depositor").

                      W I T N E S S E T H:

          WHEREAS, the Depositors are owners of legal title to Class A Common Stock (the "Common Stock") of DeKalb Genetics Corporation, a Delaware corporation (the "Company"), and deem it to be in their mutual best interests to confer upon the Voting Trustees the right to vote and to act with respect to such Common Stock, subject to the terms and conditions of this Agreement; and

          WHEREAS, each Depositor is depositing, in accordance with this Agreement, all shares of Common Stock that he or she now owns (the "Subject Shares"), a list of which is attached hereto as Exhibit A.

          NOW, THEREFORE, in consideration of the foregoing and the agreements hereinafter set forth, the parties hereto agree as follows:

          1.   Deposit of Common Stock with Voting Trustees.   Concurrently with
               --------------------------------------------

the execution and delivery of this Agreement, the Depositors shall deliver the certificates representing the Subject Shares to the Voting Trustees, duly endorsed by, or accompanied by instruments of transfer in form satisfying the requirements established by the Company for transfer of shares of its Common Stock executed by, such Depositors or their attorneys duly authorized in writing, with a signature guarantee acceptable to the Company, and the Voting Trustees shall deliver such certificates and instruments of transfer to the Company with a letter of direction to cancel such certificates and to issue and deliver to the Voting Trustees, in exchange for the certificate or certificates standing in the name of the Depositors and delivered by the Voting Trustees, a certificate or certificates registered in the name of the Voting Trustees and representing the Subject Shares. In addition, any Depositor who acquires any Common Stock after the date of this Agreement shall deposit such Common Stock with the Voting Trustees within thirty (30) days after having acquired such Common Stock by transferring such Common Stock to the Voting Trustees according to the provisions of this
Section 1. Any such after-acquired shares of Common Stock that are so deposited with the Voting Trustees are included in, and covered by, any reference to Subject Shares in the rest of this Agreement. The Voting Trustees and the Depositors acknowledge and agree that (a) each such delivery to the Voting

Trustees hereunder shall constitute a deposit on behalf of the Depositor of the Depositor's Subject Shares with the Voting Trustees for purposes of Delaware Code Annotated Title 8, Section 218 (1995) and (b) upon each such deposit the right to vote such shares of Common Stock shall be vested in the Voting Trustees until January 31, 2006, all upon the terms and conditions stated in this Agreement. Each certificate so issued to the Voting Trustees shall state that it is issued pursuant to this Agreement, and that fact shall also be stated in the stock ledger of the Company.



          2.   Issuance of Trust Certificates.  As and when the Voting Trustees
               ------------------------------

shall receive from the Company on behalf of a Depositor certificates representing shares of Common Stock registered in the name of the Voting Trustees, the Voting Trustees shall issue and deliver to such Depositor a trust certificate or certificates substantially in the form of Exhibit B attached hereto (hereinafter called "Trust Certificates") for the number of shares of Common Stock deposited on behalf of such Depositor, and such Depositor shall be recorded in the book or books of the Voting Trustees kept pursuant to Section 3 hereof as the registered holder of such Trust Certificates.

          3.   Transfer of Trust Certificates.  The persons who are or who shall
               ------------------------------

become from time to time the registered holders of record of Trust Certificates (hereinafter called "Registered Holders") shall be treated by the Voting Trustees as being the absolute owner of the Common Stock deposited pursuant to this Agreement, no other person shall be recognized as having any right, title or interest in such Common Stock, and the Voting Trustees shall not be affected by any notice to the contrary. The Voting Trustees shall keep a book or books at the office of the Voting Trustees located c/o Douglas C. Roberts, DeKalb




Genetics Corporation, 3100 Sycamore Road, DeKalb, Illinois 60115, or such other place as the Voting Trustees may specify in a notice given to all Registered Holders when, if ever, such location is changed. Such book or books shall record the issuance and any transfer of Trust Certificates and shall contain the names and addresses of Registered Holders and the number of shares of Common Stock represented by the Trust Certificates in their names. Subject to the following paragraphs of this Section 3, upon surrender of any Trust Certificate duly endorsed by, or accompanied by instruments of transfer in form reasonably satisfactory to the Voting Trustees executed by, the Registered Holder or his or her attorney duly authorized in writing, with signatures guaranteed by a bank or member firm of the New York Stock Exchange, the Voting Trustees shall cause such Trust Certificate to be canceled and a new Trust Certificate or Certificates to be issued and registered in such books and in the name of the transferee or transferees of such surrendered Trust Certificate, subject to any reasonable rules established for that purpose by the Voting Trustees; and such transferee or transferees shall thereby become Registered Holders and parties to, and bound by the terms and conditions (other than the first sentence of Section 1) of, this Agreement.

          The Subject Shares and interests therein are subject to restrictions on the transfer thereof, which restrictions have been set forth in the Roberts Family Shareholder Agreement dated as of January 31, 1996, among the Depositors (the "Shareholder Agreement"), and the Stockholders' Agreement, dated as of January 31, 1996, among the Depositors, the Voting Trustees and Monsanto Company (the "Monsanto Agreement"), each of which is on file with the Voting Trustees for this purpose.





          The Voting Trustees shall not be required to recognize the transfer of any Trust Certificate not made in accordance with the provisions of this Agreement, the Shareholder Agreement and the Monsanto Agreement.

          Whenever the stock transfer books of the Company are closed for any proper purpose, the Voting Trustees shall close the transfer books for Trust Certificates for such period, and whenever a record date is properly fixed as a record date in lieu of closing the stock transfer books of the Company, the Voting Trustees shall use the same record date for any rights consequent thereon.

          4.   Voting Deposited Stock.  During the period that any shares of
               ----------------------

Common Stock are deposited hereunder, the Voting Trustees shall have, with respect to all such shares of Common Stock, the full and unqualified right and power to vote in person or by proxy for, or (to the extent, if any, permitted by the articles of incorporation of the Company) to consent in writing to, the election of directors of the Company and upon all other matters which shall be submitted to a vote or for the written consent of shareholders of the Company, to the same extent that in the absence of this Agreement, the holders of such shares of Common Stock deposited hereunder would be entitled to possess, enjoy and exercise, including the right and power to waive notice of the holding of any meeting of holders of the Common Stock of the Company. Except as otherwise provided in Section 5 below, the Voting Trustees shall vote all shares of Common Stock deposited hereunder as a unit in accordance with the determination of a majority of the Voting Trustees, or if only two Voting Trustees are acting hereunder, as a unit as the Voting Trustees shall agree.

          5.   Discretion of Voting Trustees.  The Voting Trustees agree to
               -----------------------------

exercise their best judgment from time to time in voting the Common Stock deposited hereunder and in consenting to or acting upon corporate acts of the Company; provided, however, that with respect to voting of such shares in connection with a matter contemplated by Section 2.3,
2.4 or 2.5 of the Monsanto Agreement or in connection with a Business Combination (as such term is defined in the Monsanto Agreement), the Voting Trustees shall vote such number of shares as are reflected on the Trust Certificate(s) of each Registered Holder in accordance with the instructions of such Registered Holder or, if no such instructions are given, in accordance with the recommendation of the Board of Directors of the Company. The Voting Trustees, as such or in their individual capacities, shall assume no responsibility in respect of any action taken by them or any action taken in furtherance of any vote or consent which they may give or by reason of any action taken by the management of the Company, and the Voting Trustees shall not incur any responsibility or liability as Voting Trustees or otherwise by reason of any error of law, fact or judgment or by reason of any matter or thing done or omitted to be done under this Agreement, except in each case for their own individual malfeasance.




          6.   Successor Voting Trustee.  Any of the Voting Trustees may resign
               ------------------------

at any time by an instrument in writing
delivered to the other Voting Trustees. In the event any Voting Trustee who is a Depositor serves Withdrawal Notices pursuant to the Shareholder Agreement which cumulatively involve more than one-half of such Voting Trustee's Subject Shares, the other Voting Trustees shall have the power to remove such person as a Voting Trustee by written instrument delivered to such person. The Voting Trustees may by written instrument signed by all Voting Trustees who are then acting designate a successor Voting Trustee or a succession of successor Voting Trustees, or establish a procedure for selecting a successor Voting Trustee or a succession of successor Voting Trustees, provided that any such instrument shall not be effective until it has been filed in the registered office of the Company in the State of Delaware. If at any time no Voting Trustee is acting or qualified to act and no written instrument has been adopted pursuant to the preceding sentence, the successor Voting Trustee shall be such person, persons, or succession of persons, as shall be designated in an instrument in writing signed by CHARLES C. ROBERTS and delivered to the Voting Trustees at a time when CHARLES C. ROBERTS is acting as a Voting Trustee.

          7.   Dividends; Rights to Subscribe, Etc.  An amount equal to any and
               ------------------------------------

all dividends or distributions in cash or property which may be received by the Voting Trustees during the term of this Agreement upon Common Stock deposited hereunder shall be paid by them (as and when received or as soon thereafter as may be practical) ratably (based on the number of shares of Common Stock reflected on the Trust Certificate(s) of each Registered Holder) to the Registered Holders as shown by the books of the Voting Trustees on the record date for such dividend or distribution; provided, however, that the Voting Trustees may, in their discretion from time to time, instead of receiving and distributing such dividends or distributions, authorize the Company to make payment or delivery thereof directly to the Registered Holders.

          If any dividend shall be paid or distribution made in shares of stock of the Company having voting rights, such shares shall be deposited hereunder and held by the Voting Trustees in the same manner and upon the same terms and conditions as the shares of Common Stock deposited with the Voting Trustees pursuant to Section 1 of this Agreement upon which such dividend was paid or such distribution was made. Thereupon, appropriate Trust Certificates shall be issued to the Registered Holders entitled to such dividend or distribution as shown by the books of the Voting Trustees.

          If rights to subscribe to purchase or acquire any shares of stock or other assets of the Company should inure to the Voting Trustees in respect of shares of Common Stock deposited with the Voting Trustees, the Voting Trustees, upon the request of the Registered Holder of the Trust Certificates issued with respect to such shares accompanied by the funds required for such purpose, shall exercise such rights to subscribe for, purchase or acquire such shares of stock or other assets with respect to such deposited shares of Common Stock. Any additional shares of stock of the Company having voting rights so acquired by the Voting Trustees shall thereupon be deemed to have been deposited by such




Registered Holder with the Voting Trustees, subject to all the terms and conditions of this Agreement, and an appropriate Trust Certificate shall be issued to such Registered Holder. Any other shares of stock or assets received by the Voting Trustees shall be promptly delivered to such Registered Holder.

          The Voting Trustees shall have no power to sell, exchange, pledge or otherwise dispose of any of the Common Stock or other voting shares of stock of the Company held by the Voting Trustees for other securities, cash or other property; provided, however, that the Voting Trustees shall tender or exchange shares of Common Stock in accordance with the terms of any tender or exchange offer, if (i) the Voting Trustees are so instructed in writing by a Registered Holder with respect to a number of shares of Common Stock not in excess of the number of shares reflected on the Trust Certificate(s) issued to such Registered Holder and

(ii) such tender or exchange offer would result, if consummated in accordance with its terms, in the beneficial ownership by any person or group (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of all of the Common Stock and Class B Common Stock of the Company; provided, however, that the Voting Trustees shall not surrender any Common Stock in connection with such tender or exchange offer unless the Company has previously published to security holders of the Company a statement pursuant to Rule 14e-2 (or any successor rule) under the Exchange Act. In the event that the tendered shares are accepted by the offeror or the exchange is consummated, then the consideration therefor shall be distributed to such Registered Holder upon such Registered Holder's surrender for cancellation of Trust Certificates representing at least the number of shares of Common Stock so accepted or exchanged. If such Registered Holder surrenders Trust Certificates representing more than the number of shares of Common Stock so accepted or exchanged, the Voting Trustees shall issue to such Registered Holder a new Trust Certificate representing such Registered Holder's remaining Subject Shares.

          The Voting Trustees shall send or cause to be sent to all Registered Holders, copies of all requests, notices, proxy statements and other documents sent by the Company to its stockholders, promptly upon their becoming available.

          8.   Term.  This Agreement shall terminate with respect to any share
               ----

of Common Stock at any time deposited hereunder on the earliest to occur of (a) the date on which such share of Common Stock is withdrawn by a Depositor in accordance with the provisions of the Shareholder Agreement, (b) the date on which all Voting Trustees agree in writing to such termination, or (c) the date when the voting of such share ceases to be vested in the Voting Trustee.

          9.   Termination Procedure.  Upon any termination of this Agreement
               ---------------------

with respect to any share of Common Stock deposited hereunder and the surrender for cancellation of the Trust Certificate representing such share, the Voting Trustees shall cause such share to be registered in the name of the Registered Holder of such Trust Certificate or, if such Trust Certificate (a) is duly endorsed by, or accompanied by instruments of transfer in form reasonably satisfactory to the Voting Trustees executed by, the Registered Holder or his or her attorney duly authorized in writing, with signatures guaranteed by a bank or member firm of the New York Stock Exchange, and (b) is accompanied by any required transfer tax stamps or funds therefor, in the name or names of his or her nominee or nominees. The Trust Certificates so surrendered shall thereupon be canceled by the Voting Trustees.

          10.  Acceptance of Trust; Compensation.  The Voting Trustees hereby
               ---------------------------------

accept the trust hereby created subject to all of the terms, conditions and requirements herein contained and each of them agrees to exercise the powers and perform the duties of Voting Trustee as herein set forth. Any Voting Trustee who is an initial Voting Trustee or a spouse or a descendant of an initial Voting Trustee shall not receive or accept any compensation for services as Voting Trustee hereunder, but any other Voting Trustee shall be entitled to reasonable compensation for services as Voting Trustee hereunder; provided, however, that nothing herein contained shall prevent any Voting Trustee from receiving compensation as a director, officer, employee or agent of the Company.



          11.  Miscellany.  (a)  It is the intent and understanding of each
               ----------

party hereto that if any term or provision of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, then such term or provision shall be deemed modified to the extent necessary to make it enforceable by such court or other authority.

          (b) Each Depositor shall pay his or her own expenses incurred in connection with this Agreement.

          (c) This Agreement shall be binding upon and shall inure to the benefit of and be enforceable by the successors and assigns of the parties hereto.

          (d) Except as provided in Section 6, this Agreement may be amended only by written agreement signed by all Registered Holders of Trust Certificates and filed in the registered office of the Company in the State of Delaware.

          (e) All notices or other communications required or permitted hereunder shall be in writing and shall be deemed given when delivered personally or when sent by registered or certified mail (postage prepaid, return receipt requested) addressed as follows:
          If to the Voting Trustees:

               Douglas C. Roberts
               Virginia R. Holt
               John T. Roberts
               Charles C. Roberts
               Mary R. Roberts
               P.O. Box 826




               DeKalb, Illinois  60115



          If to the Depositors:

               Douglas C. Roberts
               DeKalb Genetics Corporation
               3100 Sycamore Road
               DeKalb, Illinois  60115

               Lynne King Roberts
               1449 Janet Street
               Sycamore, Illinois  60178

               Terrance K. Holt
               2329 Clover Lane
               Northfield, Illinois  60093

               Virginia R. Holt
               2329 Clover Lane
               Northfield, Illinois  60093

               John T. Roberts
               2090 Mulsanne Drive
               Zionsville, Indiana  46077





               Robin R. Roberts
               2090 Mulsanne Drive
               Zionsville, Indiana  46077

               Charles C. and Mary R. Roberts
               P.O. Box 826
               DeKalb, Illinois 60115


          If to any Registered Holder other than a Depositor, to such Registered Holder's address set forth in the book or books of the Voting Trustees kept pursuant to Section 3 hereof.


or to such other address as any party may have furnished to the other parties in writing in accordance herewith.

          (f) This Agreement relates to the internal affairs and securities of a Delaware corporation and shall be governed by and construed in accordance with the laws of the State of Delaware.




          (g) Descriptive headings are for convenience only and shall not control or affect the meaning or construction of any provision of this Agreement.

          (h) This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become a binding agreement when one or more counterparts have been signed by each party hereto and delivered to each other party or such party's representative.

          (i) A copy of this Agreement shall be filed in the registered office of the Company in the State of Delaware no later than February 2, 1996 and shall be open to the inspection of any shareholder of the Company or any Registered Holder under this Agreement daily during business hours.

          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.
                              VOTING TRUSTEES:

                                     Douglas C. Roberts




                                      Virginia R. Holt



                                       John T. Roberts



                                     Charles C. Roberts



                                       Mary R. Roberts

                              DEPOSITORS:

                              Douglas C. Roberts, individually


                              The Douglas C. Roberts Trust dated January 28,
                              1972






                              By:
                                 --------------------------------
                                   Douglas C. Roberts, Trustee

                              The David Kim Roberts 1989 Trust

                              By:
                                 --------------------------------
                                   Douglas C. Roberts, Trustee

                              The Steven Suh Roberts 1989 Trust


                              By:
                                 --------------------------------
                                   Douglas C. Roberts, Trustee


                              The Jeffrey King Roberts 1989 Trust


                              By:
                                 --------------------------------
                                   Douglas C. Roberts, Trustee






                              Virginia R. Holt, individually


                              The Virginia R. Holt Trust dated August 22, 1973


                              By:
                                 --------------------------------
                                   Virginia R. Holt, Trustee


                              The Amanda Mary Holt 1989 Trust


                              By:
                                 --------------------------------
                                   Virginia R. Holt, Trustee


                              The Laura Elizabeth Holt 1989 Trust


                              By:
                                 --------------------------------
                                   Virginia R. Holt, Trustee

                              John T. Roberts, individually


                              The John T. Roberts Trust dated April 9, 1976


                              By:
                                 --------------------------------
                                   John T. Roberts, Trustee

                              The Allison Elizabeth Roberts 1989 Trust


                              By:
                                 --------------------------------
                                   John T. Roberts, Trustee


                              The Katherine Elsie Roberts 1990 Trust Number 1


                              By:
                                 --------------------------------
                                   John T. Roberts, Trustee





                              The Charles C. and Mary R. Roberts Living Trust dated October 15, 1991


                              By:
                                 --------------------------------
                                   Charles C. Roberts, Trustee


                              By:
                                 --------------------------------
                                   Mary R. Roberts, Trustee


                              The Trust F/B/O Douglas C. Roberts under Eleanor
                              T. Roberts Charitable Trust Agreement dated
                              December 21, 1967


                              By:
                                 --------------------------------
                                   Charles C. Roberts, Trustee


                              By:
                                 --------------------------------
                                   Mary R. Roberts, Trustee




                              The Trust F/B/O Virginia R. Holt under Eleanor T. Roberts Charitable Trust Agreement dated December 21, 1967



                              By:
                                 --------------------------------
                                   Charles C. Roberts, Trustee

                              By:
                                 --------------------------------
                                   Mary R. Roberts, Trustee


                              The Trust F/B/O John T. Roberts under Eleanor T. Roberts Charitable Trust Agreement dated December 21, 1967


                              By:
                                 --------------------------------
                                   Charles C. Roberts, Trustee


                              By:
                                 --------------------------------
                                   Mary R. Roberts, Trustee





                              The David Kim Roberts Trust dated October 14, 1987


                              By:
                                 --------------------------------
                                   Lynne King Roberts, Trustee


                              The Amanda Mary Holt Trust dated December 6, 1985


                              By:
                                 --------------------------------
                                   Terrance K. Holt, Trustee


                              The Allison Elizabeth Roberts Trust dated August 6, 1986


                              By:
                                 --------------------------------
                                   Robin R. Roberts, Trustee


                              The Katherine Elsie Roberts Trust dated March 13, 1990




                              By:
                                 --------------------------------
                                   Robin R. Roberts, Trustee

                              The Charles David Roberts Trust dated February 28, 1994


                              By:
                                 --------------------------------
                                   Robin R. Roberts, Trustee

                            EXHIBIT A




              ROBERTS FAMILY VOTING TRUST AGREEMENT
            DEPOSITED SHARES OF CLASS A COMMON STOCK
                 OF DeKALB GENETICS CORPORATION



                                                      SHARES
DEPOSITOR                                             DEPOSITED


Douglas C. Roberts, as Trustee of the Douglas C.
Roberts Trust dated January 28, 1972                    116,769

Douglas C. Roberts, as Trustee of the David Kim
Roberts 1989 Trust                                        7,000

Douglas C. Roberts, as Trustee of the Steven Suh
Roberts 1989 Trust                                        7,000

Douglas C. Roberts, as Trustee of the Jeffrey
King Roberts 1989 Trust                                   7,000

Virginia R. Holt, as Trustee of the Virginia R.
Holt Trust dated August 22, 1973                        123,672

Virginia R. Holt, as Trustee of the Amanda Mary




                                                      SHARES
DEPOSITOR                                             DEPOSITED


Holt 1989 Trust                                           7,000

Virginia R. Holt, as Trustee of the Laura
Elizabeth Holt 1989 Trust                                 7,000

John T. Roberts, as Trustee of the John T.
Roberts Trust dated April 9, 1976                       122,414

John T. Roberts, as Trustee of the Allison
Elizabeth Roberts 1989 Trust                              7,000

John T. Roberts, as Trustee of the Katherine
Elsie Roberts 1990 Trust #1                               7,000

Charles C. Roberts and Mary R. Roberts, as
Trustees of the Charles C. and Mary R. Roberts
Living Trust dated October 15, 1991                      10,113

Charles C. Roberts and Mary R. Roberts, as
Trustees of the Trust F/B/O Douglas C. Roberts
under Eleanor T. Roberts Charitable Trust
Agreement dated December 21, 1967                         5,667

Charles C. Roberts and Mary R. Roberts, as
Trustees of the Trust F/B/O Virginia R. Holt




                                                      SHARES
DEPOSITOR                                             DEPOSITED


under Eleanor T. Roberts Charitable Trust
Agreement dated December 21, 1967                         3,784




Charles C. Roberts and Mary R. Roberts, as
Trustees of the Trust F/B/O John T. Roberts under
Eleanor T. Roberts Charitable Trust Agreement
dated December 21, 1967                                   3,941

Lynne King Roberts, as Trustee of the David Kim
Roberts Trust dated October 14, 1987                      1,618

Terrance K. Holt, as Trustee of the Amanda Mary
Holt Trust dated December 6, 1985                         3,598

Robin R. Roberts, as Trustee of the Allison
Elizabeth Roberts Trust dated August 6, 1986              3,739

Robin R. Roberts, as Trustee of the Katherine
Elsie Roberts Trust dated March 13, 1990                    480




Robin R. Roberts, as Trustee of the Charles David
Roberts Trust dated February 28, 1994                       480


                                                        EXHIBIT B
No.                                            Shares
    -----------                                       -----------
                   DEKALB GENETICS CORPORATION
                    (A DELAWARE CORPORATION)

                    VOTING TRUST CERTIFICATE

          THIS IS TO CERTIFY that                            has deposited
                                  --------------------------
           shares of Class A Common Stock (the "Common Stock") of DeKalb
----------
Genetics Corporation, a Delaware corporation (the "Company"), with the Voting Trustees under the Voting Trust Agreement dated as of January 31, 1996, (the "Agreement") by and among (1) Douglas C. Roberts, Virginia R. Holt John T. Roberts, Charles C. Roberts and Mary R. Roberts, as Voting Trustees; and (2) Douglas C. Roberts, individually and as Trustee of (i) the Douglas C. Roberts Trust dated January 28, 1972, (ii) the David Kim Roberts 1989 Trust, (iii) the Steven Suh Roberts 1989 Trust, and (iv) the Jeffrey King Roberts 1989 Trust; Virginia R. Holt, individually and as Trustee of (i) the Virginia R. Holt Trust dated August 22, 1973, (ii) the Amanda Mary Holt 1989 Trust, and (iii) the Laura




Elizabeth Holt 1989 Trust; John T. Roberts, individually and as Trustee of (i) the John T. Roberts Trust dated April 9, 1976, (ii) the Allison Elizabeth Roberts 1989 Trust, and (iii) the Katherine Elsie Roberts 1990 Trust Number 1; Charles C. Roberts and Mary R. Roberts, as Trustees of (i) the

Charles C. and Mary R. Roberts Living Trust dated October 15, 1991, (ii) the Trust F/B/O Douglas C. Roberts under Eleanor T. Roberts Charitable Trust Agreement dated December 21, 1967, (iii) the Trust F/B/O Virginia R. Holt under Eleanor T. Roberts Charitable Trust Agreement dated December 21, 1967, and (iv) the Trust F/B/O John T. Roberts under Eleanor T. Roberts Charitable Trust Agreement dated December 21, 1967; Lynne King Roberts, as Trustee of the David Kim Roberts Trust dated October 14, 1987; Terrance K. Holt, as Trustee of the Amanda Mary Holt Trust dated December 6, 1985; and Robin R. Roberts, as Trustee of (i) the Allison Elizabeth Roberts Trust dated August 6, 1986, (ii) the Katherine Elsie Roberts Trust dated March 13, 1990, and (iii) the Charles David Roberts Trust dated February 28, 1994, to which Agreement the holder hereof assents and becomes a party by the acceptance of this certificate as fully as though (except as limited by such Agreement) he or she had duly executed and delivered such Agreement, and to which Agreement reference is hereby made for a statement of the terms, covenants, conditions and provisions thereof with like force and effect as if set out in full herein. A copy of such Agreement has been filed with the Voting Trustees and at the registered office of the Company in the State of Delaware, and such copies are open to inspection by the holder hereof.

          No sale, transfer, pledge or other disposition of the shares represented by this certificate may be made except in accordance with the Agreement, the Shareholder Agreement dated as of January 31, 1996 among the Depositors under the Agreement and the Stockholders' Agreement dated as of January 31, 1996 among the parties to the Agreement and Monsanto Company, copies of which are on file in the office of the Secretary of the Company and the Voting Trustees. This certificate is not valid unless countersigned by the Voting Trustees.


DATED:
        --------------------

                                             As Voting Trustee


                                             As Voting Trustee


                                             As Voting Trustee


                                             As Voting Trustee






                                             As Voting Trustee

                      (Form of Assignment)

          For value received,                      hereby sells, assigns and
                              --------------------
transfers the within certificate and all rights and interest represented
thereby, to                         and does hereby irrevocably constitute and
            -----------------------
appoint                         attorney, to transfer this certificate on the
        -----------------------
books of the Voting Trustees with full power of substitution in the premises.

DATED:
       ----------------

Signature guaranteed:
By:
    ---------------------

                         ROBERTS FAMILY
                         --------------

                      SHAREHOLDER AGREEMENT
                      ---------------------


          THIS SHAREHOLDER AGREEMENT (the "Agreement"), made and entered into as of the 31st day of January, 1996, among Douglas C. Roberts, individually and as Trustee of (i) the Douglas C. Roberts Trust dated January 28, 1972, (ii) the David Kim Roberts 1989 Trust, (iii) the Steven Suh Roberts 1989 Trust, and (iv) the Jeffrey King Roberts 1989 Trust; Virginia R. Holt, individually and as Trustee of (i) the Virginia R. Holt Trust dated August 22, 1973, (ii) the Amanda Mary Holt 1989 Trust, and (iii) the Laura Elizabeth Holt 1989 Trust; John T. Roberts, individually and as Trustee of (i) the John T. Roberts Trust dated April 9, 1976, (ii) the Allison Elizabeth Roberts 1989 Trust, and (iii) the Katherine Elsie Roberts 1990 Trust Number 1; Charles C. Roberts and Mary R. Roberts, as Trustees of (i) the Charles C. and Mary R. Roberts Living Trust dated October 15, 1991, (ii) the Trust F/B/O Douglas C. Roberts under Eleanor T. Roberts Charitable Trust Agreement dated December 21, 1967, (iii) the Trust F/B/O Virginia R. Holt under Eleanor T. Roberts Charitable Trust Agreement dated December 21, 1967, and (iv) the Trust F/B/O John T. Roberts under Eleanor T. Roberts Charitable Trust Agreement dated December 21, 1967; Lynne King Roberts, as Trustee of the David Kim Roberts Trust dated October 14, 1987; Terrance K. Holt, as Trustee of the Amanda Mary Holt Trust dated December 6, 1985; and Robin R. Roberts, as Trustee of (i) the




Allison Elizabeth Roberts Trust dated August 6, 1986, (ii) the Katherine Elsie Roberts Trust dated March 13, 1990, and (iii) the Charles David Roberts Trust dated February 28, 1994 (hereinafter referred to collectively as the "Shareholders" and individually as a "Shareholder").

                      W I T N E S S E T H:

          WHEREAS, each of the Shareholders is an owner of Class A Common Stock (the "Common Stock") of DeKalb Genetics Corporation, a Delaware corporation (the "Company"), which he or she has deposited with Douglas C. Roberts, Virginia R. Holt, John T. Roberts, Charles C. Roberts and Mary R. Roberts, as Trustees of the Roberts Family Voting Trust ("Voting Trustees") pursuant to an agreement dated as of January 31, 1996 (the "Voting Trust Agreement"); and

          WHEREAS, each of the Shareholders deems it to be in the mutual best interests of the Shareholders to grant to the other
Shareholders a right of purchase with respect to any proposed withdrawal of such Shareholder's respective shares of Common Stock now or hereafter deposited with the Voting Trustees (the "Subject Shares") during the ten year period beginning January 31, 1996;

          NOW, THEREFORE, in consideration of the foregoing and the agreements hereinafter set forth, the parties hereto agree as follows:




          1.   Transfer Restrictions.  No Shareholder (nor any successor
               ---------------------

thereto) shall sell, withdraw from the Voting Trust

Agreement or otherwise dispose of any interest in his or her Subject Shares except in accordance with the terms and conditions of this Agreement.

          2.   Right of Purchase.  (a) Each Shareholder agrees that from the
               -----------------

date hereof to the Termination Date, the Shareholder will not, directly or indirectly, voluntarily or involuntarily, sell, convey, transfer, assign or otherwise dispose of ("transfer") any interest in Stock (the term "Stock" as used herein is defined in the Stockholders' Agreement, dated as of January 31, 1996, among the parties hereto, the Voting Trustees, and Monsanto Company (the "Monsanto Agreement")) unless such Shareholder has withdrawn such Shareholder's Subject Shares from the Voting Trust Agreement after compliance with the procedures described below; provided, however, that the foregoing restriction on transfer shall not apply to any of the following:
(i) a Pledge (as such term is defined in the Monsanto Agreement) of Stock or any interest therein to a bank or other reputable lending institution in a bona fide
                                                                       ---- ----

loan transaction and not made to avoid the provisions of this Paragraph 2(a) through Paragraph 2(d); (ii) a transfer of any interest in Stock, directly or indirectly, voluntarily or involuntarily, to a Permitted Transferee (as such term is defined in the Monsanto Agreement); (iii) the appointment of or transfer of any interest in Stock to any trustee, executor, administrator, guardian, Voting Trustee of the Voting Trust Agreement or other fiduciary acting solely for the benefit of one or more Permitted Transferees; (iv) the granting of a proxy solicited by the Board of Directors (as such term is defined in the Monsanto Agreement); (v) any exchange, conversion or transfer of Stock in connection with a Business Combination (as such term is defined in the Monsanto Agreement); provided, however, that this clause (v) shall not permit any agreement to sell or otherwise transfer any interest in Stock (including the granting of any proxy to the acquiror) by any Shareholder prior to the Company's execution of an agreement with respect to such Business Combination; or (vi) any tender or exchange of Stock in accordance with the terms of any tender or exchange offer, which tender or exchange offer would result, if consummated in accordance with its terms, in the beneficial ownership by any person or group (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of all of the Common Stock and Class B Common Stock of the Company; provided, however, that this clause (vi) shall not permit any Shareholder to surrender (or enter into any binding agreement to sell or surrender) any Stock or interest therein in connection with such tender or exchange offer unless the Company has previously published to security holders of the Company a statement pursuant to Rule 14e-2 (or any successor rule) under the Exchange Act. Each Shareholder's right to withdraw Subject Shares shall be exercisable only once during each calendar year. To exercise the right of withdrawal with respect to any or all of the withdrawing Shareholder's Subject Shares, such Shareholder (the "Withdrawing Shareholder") shall transmit a written notice (the "Withdrawal Notice") to the other Shareholders setting forth the number of Subject Shares proposed to be withdrawn.

          (b) Upon receipt of a Withdrawal Notice pursuant to Paragraph 2(a), the other Shareholders (the "Non-Withdrawing Shareholders") shall have an option to purchase all or any part of the Subject Shares covered by such Withdrawal Notice ("Offered Shares") on the following terms and conditions:

          (i) Any Offered Shares acquired pursuant to this Paragraph 2(b) shall be purchased at the following price:

               (A) If there is a Market Price (as hereinafter defined) for the Class B Common Stock of the Company, the exercise price per Subject Share shall be equal to the Market Price of the Class B Common Stock as of the date when the Withdrawal Notice is transmitted to the Non-Withdrawing Shareholders, provided that if each share of Class A Common Stock of the Company is no longer exchangeable for one share of Class B Common Stock of the Company, the Market Price shall be adjusted accordingly.

               (B) If there is no Market Price for the Class B Common Stock of the Company, the exercise price per Subject Share shall be equal to the Appraisal Value of each Subject Share on the date when the Withdrawal Notice is transmitted to the Non-Withdrawing Shareholders.

          (ii) Each Non-Withdrawing Shareholder shall have the option (the "First Option") to elect to acquire all or any portion of his or her proportionate part (as hereinafter defined) of the Offered Shares. A written notice of intent to exercise the First Option shall be delivered to the Withdrawing Shareholder on or before the later of (i) the day that is sixty (60) days after the date on which the Withdrawing Shareholder shall have given the Withdrawal Notice or (ii) the day that is thirty (30) days after the date that the Appraisal Value (as hereinafter defined) is determined. A Non-Withdrawing Shareholder's proportionate part pursuant to the First Option shall be that number of shares which bears the same proportion to the total number of Offered Shares as the number of Subject Shares represented by Trust Certificates issued under the Voting Trust Agreement ("Trust Certificates") and outstanding in the name of such Non-Withdrawing Shareholder at the time the Withdrawal Notice is given bears to the total number of Subject Shares represented by Trust Certificates then issued and outstanding in the names of all Non-Withdrawing Shareholders.

          (iii) In the event that Non-Withdrawing Shareholders have not elected to acquire all of the Offered Shares pursuant to the First Option, the Withdrawing Shareholder shall transmit a written notice to each Non-Withdrawing Shareholder who elected to acquire Offered Shares pursuant to the First Option (a

     "Purchasing Shareholder") on or before the day that is fifteen (15) days after the date on which notice of intent to exercise the First Option was due that the Purchasing Shareholder has an option (the




     "Second Option") to acquire part of any Offered Shares not acquired pursuant to the First Option (the "Available Shares"). A written notice of intent to exercise the Second Option shall be delivered to the Withdrawing Shareholder on or before the day that is forty-five
     (45) days after the date on which notice of intent to exercise the First Option was due. Each Purchasing Shareholder who exercises the Second Option shall be required to purchase that number of Available Shares which bears the same proportion to the total number of Available Shares as the number of Subject Shares represented by Trust Certificates issued and outstanding in the name of such Purchasing Shareholder at the time the Withdrawal Notice is given bears to the total number of Subject Shares represented by Trust Certificates then issued and outstanding in the names of all Purchasing Shareholders who exercise the Second Option.

          (iv) Any shares purchased by a Non-Withdrawing Shareholder pursuant to the terms and conditions of Paragraph 2(b) shall remain subject to this Agreement.

          (c) If, following receipt of a Withdrawal Notice pursuant to Paragraph 2(a), the Non-Withdrawing Shareholders elect, pursuant to the options granted to them in the preceding Paragraph 2(b), to purchase less than all Offered Shares, the Voting Trustees shall deliver the Offered Shares for which no election was made to the Company with written instructions in accordance with
Section 9 of the Voting Trust Agreement directing the Company to transfer such shares to the Withdrawing




Shareholder. The unacquired Offered Shares so transferred to the Withdrawing Shareholder shall no longer be subject to this Agreement.

          (d) As a condition to giving effect to any transfer contemplated by clauses (i) through (iii) of Paragraph 2(a) hereof, the transferee shall be required to deliver to the Voting Trustees a written agreement to be bound by the restrictions contained herein and in the Voting Trust Agreement in form reasonably satisfactory to the Voting Trustees and thereafter such transferee shall be deemed to be a Shareholder hereunder.

          3.   Option Exercise; Closing.  At the time a Non- Withdrawing
               ------------------------

Shareholder delivers written notice of his or her election to purchase Offered Shares (a "Purchase Notice") pursuant to Paragraph 2(b) hereof, there shall be deemed to be a binding agreement between such Withdrawing Shareholder (hereinafter referred to as "Seller") and such Non-Withdrawing Shareholder (each such Non-Withdrawing Shareholder is hereinafter referred to as "Purchaser", and all such non-Withdrawing Shareholders are hereinafter referred to collectively as "Purchasers"). On the 120th day after the date on which the

Seller shall have given the Withdrawal Notice (or such other time as the parties to such agreement shall agree), Seller shall deliver to each Purchaser the Trust Certificates for the Subject Shares to be purchased by Purchaser pursuant to such Purchase Notice, duly endorsed by, or accompanied by instruments of transfer in form reasonably satisfactory to Purchaser duly executed by Seller, or Seller's attorney duly authorized in writing, with signatures guaranteed by a bank or member firm of the New York Stock Exchange, and Purchaser will deliver to Seller the purchase price (to be paid by wire transfer to an account designated by Seller or by certified or bank cashier's check or other form of payment satisfactory to Seller).

          4.   Definitions.  (a) As used herein, the term "Appraisal Value" of
               -----------

Subject Shares shall mean the fair market value of such Subject Shares as of a given date as determined by an appraiser mutually acceptable to the Seller and the Purchasers. If a determination of the Appraisal Value of Subject Shares is required hereunder, it shall be incumbent upon Purchasers to request the appointment of an appraiser within forty (40) days after Seller shall have given the Withdrawal Notice. In the event that the Purchasers and Seller are unable to agree on an appraiser, each of them shall appoint an appraiser and such appraisers shall select a third appraiser who alone shall determine such Appraisal Value. The costs and expenses of any such appraisal shall be borne equally by the Purchasers on the one hand and Seller on the other.

          (b) As used herein, the term "Market Price" of the Class B Common Stock of the Company shall mean the average of the daily closing prices on the NASDAQ National Market System (or such principal exchange on which the Company's Class B Common Stock is then listed) for the Company's Class B Common Stock for the thirty (30) consecutive trading days commencing on the 14th trading day prior to the date with respect to which the Market Value is being determined and extending through the 15th trading day after such date. The closing price for each day shall be the closing price, if reported, or if the closing price is not reported, the average of the closing bid and asked prices as reported by NASDAQ or a similar source selected from time to time by the Company for such purpose.

          5.   Legends and Stop Transfer Orders.  (a) Each of the Shareholders
               --------------------------------

agrees as follows:


          (i) to the placement of the following legend on the face of any and all certificates for Subject Shares subject to this Agreement at any time prior to the Termination Date:

               "No sale, transfer, pledge or other disposition of the shares represented by this certificate may be made except in accordance with the Roberts Family Shareholder Agreement dated as of January 31, 1996, among Douglas C. Roberts, individually and as Trustee of (i) the Douglas C. Roberts Trust dated January 28, 1972, (ii) the David Kim Roberts 1989 Trust, (iii) the Steven Suh Roberts 1989 Trust, and
          (iv) the Jeffrey King Roberts 1989 Trust; Virginia R. Holt, individually and as Trustee of (i) the Virginia R. Holt Trust dated August 22, 1973, (ii) the Amanda Mary Holt 1989 Trust, and (iii) the Laura Elizabeth Holt 1989 Trust; John
          T. Roberts, individually and as Trustee of (i) the John T.




          Roberts Trust dated April 9, 1976, (ii) the Allison Elizabeth Roberts 1989 Trust, and
          (iii) the Katherine Elsie Roberts 1990 Trust Number 1; Charles C. Roberts and Mary R. Roberts, as Trustees of (i) the Charles C. and Mary R. Roberts Living Trust dated October 15, 1991, (ii) the Trust F/B/O Douglas C. Roberts under Eleanor T. Roberts Charitable Trust Agreement dated December 21, 1967, (iii) the Trust F/B/O Virginia R. Holt under Eleanor T. Roberts Charitable Trust Agreement dated December 21, 1967, and (iv) the Trust F/B/O John T. Roberts under Eleanor T. Roberts Charitable Trust Agreement dated December 21, 1967; Lynne King Roberts, as Trustee of the David Kim Roberts Trust dated October 14, 1987; Terrance K. Holt, as

          Trustee of the Amanda Mary Holt Trust dated December 6, 1985; and Robin R. Roberts, as Trustee of (i) the Allison Elizabeth Roberts Trust dated August 6, 1986, (ii) the Katherine Elsie Roberts Trust dated March 13, 1990, and
          (iii) the Charles David Roberts Trust dated February 28, 1994, a copy of which is on file in the office of the Secretary of DeKalb Genetics Corporation."

          (ii) to the entry of stop transfer orders with any transfer agent of the Company's Common Stock and with the Voting Trustees under the




     Roberts Family Voting Trust Agreement dated as of January 31, 1996, among the Voting Trustees and Shareholders, against the transfer of certificates for Common Stock legended pursuant hereto otherwise than in compliance with the provisions of this Agreement.

          (b) The Voting Trustees shall deliver certificates for Common Stock containing such legend and instruments of transfer to the Company, with directions to remove such legend and withdraw such stop transfer orders with respect to such certificates for Common Stock under any of the following circumstances:

          (i) when, following compliance with the provisions of this Agreement by a Withdrawing Shareholder, such shares are to be transferred to such Withdrawing Shareholder;

          (ii)  when directed in writing by all the Voting Trustees;

          (iii)  at any time after the Termination Date; and

          (iv)  when directed in writing by all the Shareholders.

          6.   Termination Date.  This Agreement (other than Paragraphs 5(b) and
               ----------------

7 hereof) shall terminate on January 31, 2006
(herein referred to as the "Termination Date").




          7.   Miscellany.  (a) The Shareholders acknowledge and agree that
               ----------

irreparable injury would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof in addition to any other remedy to which they may be entitled at law or equity.

          (b) The Shareholders, acting for themselves and for their respective successors and assigns, without regard to domicile, citizenship or residence, hereby expressly and irrevocably consent to and subject themselves to the non-exclusive jurisdiction of the courts of the United States District Court for the Northern District of Illinois, or, if such District Court shall not have or declines to accept jurisdiction, the courts of the State of Illinois located in Cook County, Illinois, in respect of any matter arising under or in connection with this Agreement; and service of process, notices and demands of the United States District Court for the Northern District of Illinois and such courts of the State of Illinois and any other notices or other communications required or permitted under this Agreement, may be made upon any of them by personal service at any place where they may be found or by mailing copies of such process, notices, demands and communications by registered mail, postage-prepaid and return receipt requested, to their respective addresses set forth in Paragraph 7(g) hereof. No change in such addresses shall be effective insofar as service of process, notices, demands and communications are concerned, unless such addresses are located in the United States and receipt of notice of such change shall have been acknowledged in writing by each other party hereto, which acknowledgment shall not be unreasonably withheld. The foregoing provisions of this Paragraph 7(b) shall not be construed to limit the right of any party to make such service of process, notices, demands and communications in any manner permitted by applicable law or to obtain jurisdiction over the other parties hereto in such other jurisdiction, and in such other manner, as may be permitted by applicable law. Each party further agrees that a final judgment or order in respect of such matter may be enforced against such party in any other jurisdiction by suit on such judgment or order or in such other manner as may be permitted by applicable law. Each party hereby irrevocably waives, to the extent permitted by applicable law, any objection which it now has or hereafter may have to the laying of venue in respect of any such matter brought or maintained in the United States District Court for the Northern District of Illinois or such courts of the State of Illinois. Each party further waives, to the extent permitted by applicable law, any claim which such party otherwise might have that any such action, suit or proceeding brought or maintained in the United States District of Illinois or such courts of the State of Illinois has been brought in an inconvenient forum.

          (c) It is the intent and understanding of each party hereto that if any term or provision of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, then such term or provision shall be deemed modified to the extent necessary to make it enforceable by such court or other authority.

          (d) Except as otherwise provided herein, each party hereto shall pay its own expenses incurred in connection with this Agreement.

          (e) This Agreement shall inure to the benefit of and be enforceable by, and shall be binding upon, any successor or transferee of a Shareholder.

          (f) This Agreement may not be modified, amended, altered or supplemented except by a written agreement signed by the Shareholders.

          (g) All notices or other communications required or permitted hereunder shall be in writing and shall be deemed given when delivered personally or when sent by registered or certified mail (postage prepaid, return receipt requested) addressed as follows:

          If to the Voting Trustees:

               Douglas C. Roberts
               Virginia R. Holt
               John T. Roberts
               Charles C. Roberts
               Mary R. Roberts
               P.O. Box 826
               DeKalb, Illinois  60115





          If to the Shareholders:

               Douglas C. Roberts
               DeKalb Genetics Corporation
               3100 Sycamore Road
               DeKalb, Illinois  60115

               Lynne King Roberts
               1449 Janet Street
               Sycamore, Illinois  60178

               Terrance K. Holt
               2329 Clover Lane
               Northfield, Illinois  60093

               Virginia R. Holt
               2329 Clover Lane
               Northfield, Illinois  60093

               John T. Roberts
               2090 Mulsanne Drive
               Zionsville, Indiana 46077

               Robin R. Roberts
               2090 Mulsanne Drive




               Zionsville, Indiana 46077

               Charles C. and Mary R. Roberts
               P.O. Box 826
               DeKalb, Illinois 60115


or to such other address as any party may have furnished to the other parties in writing in accordance herewith.

          (h) No failure or delay on the part of any party in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

          (i) This Agreement relates to the internal affairs and securities of a Delaware corporation and shall be governed by and construed in accordance with the laws of the State of Delaware.

          (j) Descriptive headings are for convenience only and shall not control or affect the meaning or construction of any provision of this Agreement.

          (k) This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become a binding agreement when one or more counterparts have been signed by each party hereto and delivered to each other party or such party's representative.

          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

                              Douglas C. Roberts, individually


                              The Douglas C. Roberts Trust dated January 28,
                              1972


                              By:
                                 --------------------------------
                                   Douglas C. Roberts, Trustee


                              The David Kim Roberts 1989 Trust




                              By:
                                 --------------------------------
                                   Douglas C. Roberts, Trustee


                              The Steven Suh Roberts 1989 Trust


                              By:
                                 --------------------------------
                                   Douglas C. Roberts, Trustee


                              The Jeffrey King Roberts 1989 Trust


                              By:
                                 --------------------------------
                                   Douglas C. Roberts, Trustee


                              Virginia R. Holt, individually


                              The Virginia R. Holt Trust dated August 22, 1973


                              By:
                                 -------------------------------




                                   Virginia R. Holt, Trustee

                              The Amanda Mary Holt 1989 Trust


                              By:
                                 -------------------------------
                                   Virginia R. Holt, Trustee


                              The Laura Elizabeth Holt 1989 Trust


                              By:
                                 -------------------------------
                                   Virginia R. Holt, Trustee


                              John T. Roberts, individually


                              The John T. Roberts Trust dated April 9, 1976





                              By:
                                 -------------------------------
                                   John T. Roberts, Trustee


                              The Allison Elizabeth Roberts 1989 Trust


                              By:
                                 -------------------------------
                                   John T. Roberts, Trustee


                              The Katherine Elsie Roberts 1990 Trust Number 1


                              By:
                                 -------------------------------
                                   John T. Roberts, Trustee


                              The Charles C. and Mary R. Roberts Living Trust dated October 15, 1991


                              By:
                                 -------------------------------
                                   Charles C. Roberts, Trustee

                              By:
                                 -------------------------------
                                   Mary R. Roberts, Trustee

                              The Trust F/B/O Douglas C. Roberts under Eleanor
                              T. Roberts Charitable Trust Agreement dated
                              December 21, 1967


                              By:
                                 -------------------------------
                                   Charles C. Roberts, Trustee


                              By:
                                 -------------------------------
                                   Mary R. Roberts, Trustee


                              The Trust F/B/O Virginia R. Holt under Eleanor T. Roberts Charitable Trust Agreement dated December 21, 1967


                              By:
                                 -------------------------------
                                   Charles C. Roberts, Trustee




                              By:
                                 -------------------------------
                                   Mary R. Roberts, Trustee


                              The Trust F/B/O John T. Roberts under Eleanor T. Roberts Charitable Trust Agreement dated December 21, 1967


                              By:
                                 -------------------------------
                                   Charles C. Roberts, Trustee


                              By:
                                 -------------------------------
                                   Mary R. Roberts, Trustee


                              The David Kim Roberts Trust dated October 14, 1987


                              By:
                                 -------------------------------
                                   Lynne King Roberts, Trustee

                              The Amanda Mary Holt Trust dated December 6, 1985


                              By:
                                 -------------------------------
                                   Terrance K. Holt, Trustee


                              The Allison Elizabeth Roberts Trust dated August 6, 1986


                              By:
                                 -------------------------------
                                   Robin R. Roberts, Trustee


                              The Katherine Elsie Roberts Trust dated March 13, 1990


                              By:
                                 -------------------------------
                                   Robin R. Roberts, Trustee


                              The Charles David Roberts Trust dated February 28, 1994





          By:
             -------------------------------
                                   Robin R. Roberts, Trustee

                     STOCKHOLDERS' AGREEMENT

                  DATED AS OF JANUARY 31, 1996

                     STOCKHOLDERS' AGREEMENT
                     -----------------------


          This STOCKHOLDERS AGREEMENT is made as of the 31st day of January, 1996, by and among Douglas C. Roberts, individually and as Trustee of (i) the Douglas C. Roberts Trust dated January 28, 1972, (ii) the David Kim Roberts 1989 Trust, (iii) the Steven Suh Roberts 1989 Trust, and (iv) the Jeffrey King Roberts 1989 Trust ("Douglas C. Roberts"); Virginia R. Holt, individually and as Trustee of (i) the Virginia R. Holt Trust dated August 22, 1973, (ii) the Amanda Mary Holt 1989 Trust, and (iii) the Laura Elizabeth Holt 1989 Trust ("Virginia
R. Holt"); John T. Roberts, individually and as Trustee of (i) the John T. Roberts Trust dated April 9, 1976, (ii) the Allison Elizabeth Roberts 1989 Trust, and (iii) the Katherine Elsie Roberts 1990 Trust Number 1 ("John T. Roberts"); Charles C. Roberts and Mary R. Roberts, as Trustees of (i) the Charles C.and Mary R. Roberts Living Trust dated October 15, 1991, (ii) the Trust F/B/O Douglas C. Roberts under Eleanor T. Roberts Charitable Trust Agreement dated December 21, 1967, (iii) the Trust F/B/O Virginia R. Holt under Eleanor T. Roberts Charitable Trust Agreement dated December 21, 1967, and (iv) the Trust F/B/O John T. Roberts under Eleanor T. Roberts Charitable Trust Agreement dated December 21, 1967 ("Charles C. Roberts and Mary R. Roberts"); Lynne King Roberts, as Trustee of the David Kim Roberts Trust dated October 14, 1987 ("Lynne King Roberts"); Terrance K. Holt, as Trustee of the Amanda Mary Holt Trust dated December 6, 1985 ("Terrance K. Holt"); and Robin R. Roberts, as Trustee of (I) the Allison Elizabeth Roberts Trust dated August 6, 1986, (ii) the Katherine Elsie Roberts Trust dated March 13, 1990, and (iii) the Charles




David Roberts Trust dated February 28, 1994 ("Robin R. Roberts"), and Charles C. Roberts, Mary R. Roberts, Douglas C. Roberts, Virginia R. Holt and John T. Roberts, as Voting Trustees under the Roberts Family Voting Trust Agreement (collectively referred to as the "Major A Stockholders" and individually as a "Major A Stockholder") and Monsanto Company, a Delaware corporation, having its principal place of business at 800 N. Lindbergh Blvd., St. Louis, Missouri 63167, ("Monsanto").


                            RECITALS
                            --------


          WHEREAS, DEKALB Genetics Corporation, a Delaware corporation, having its principal place of business at 3100 Sycamore Road, DeKalb, Illinois 60115 (the "Company") and Monsanto have entered into an Investment Agreement, dated as of January 31, 1996 (the "Investment Agreement"), and certain other related agreements whereby Monsanto will acquire shares of the Company's Class A Common Stock, no par value ("Class A Common Stock") and shares of the Company's Class B Common Stock, no par value ("Class B Common Stock" and, together with the Class A Common Stock, the "Common Stock");

          WHEREAS, the Major A Stockholders own shares of Class A Common Stock as indicated on Exhibit "A" to this Agreement;
                -----------




          WHEREAS, pursuant to the Investment Agreement, the Company has agreed that under certain circumstances Monsanto shall have the right to designate up to two (2) directors on the Company's Board of Directors;

          WHEREAS, pursuant to the Investment Agreement, the Company has agreed to amend its Bylaws (as amended, the "Bylaws") and to provide notification to Monsanto in the event the Company is considering certain business combination transactions; and

          WHEREAS, the Major A Stockholders have entered into the Roberts Family Voting Trust Agreement in the form attached hereto as Exhibit B and the Roberts Family Shareholder Agreement in the form attached hereto as Exhibit C.

          NOW, THEREFORE, in consideration of the premises and the mutual covenants and conditions herein contained, the Major A Stockholders and Monsanto hereby agree as follows:

                            ARTICLE 1
                           Definitions
                           -----------


          As used in this Agreement, the following terms shall have the following respective meanings (all terms defined in this Article 1 or in other provisions of this Agreement in the singular shall have the same meaning when used in the plural and vice versa):
                       ---- -----


     1.1  "Affiliate" has the same meaning as in Rule 12b-2 promulgated under
           ---------

     the Exchange Act.

     1.2  "Board of Directors" means the Board of Directors of the Company.
           ------------------


     1.3  "Business Combination" shall mean a merger or consolidation in which
           --------------------

     the Company is a constituent corporation and pursuant to which the Common Stock is converted into or exchanged for cash, securities or other property or a sale of all or substantially all of the assets of the Company and its subsidiaries taken as a whole, or a sale of all or substantially all the assets of the Company's United States seed corn business; provided that a
                                                               --------

     transaction in which the beneficial ownership of the capital stock of the Company or of the sole surviving corporation to the transaction (or of the ultimate parent of the Company or of such sole surviving corporation)




     immediately after the consummation of such transaction is substantially the same as the beneficial ownership of the Company's capital stock immediately prior to the consummation thereof shall not be deemed a Business Combination unless such transaction shall result in the sale of all or substantially all the assets of the Company and its subsidiaries taken as a whole or all or substantially all of the assets of the Company's United States seed corn business.

     1.4  "Bylaws" has the meaning set forth in the recitals hereto.
           ------

     1.5  "Class A Common Stock" has the meaning set forth in the recitals
           --------------------

     hereto.

     1.6  "Class B Common Stock" has the meaning set forth in the recitals
           --------------------

     hereto.

     1.7  "Closing Date" means the closing of the purchase of Common Stock by
           ------------

     Monsanto from the Company pursuant to the terms of the Investment
     Agreement.




     1.8  "Common Stock" has the meaning set forth in the recitals hereto.
           ------------


     1.9  "Company" has the meaning set forth in the first paragraph hereof.
           -------


     1.10 "Director" means a member of the Board of Directors.
           --------


     1.11 "Depositor" means a depositor of shares of Common Stock under the
           ---------

     Voting Trust Agreement.

     1.12 "Exchange Act" means the Securities Exchange Act of 1934, as amended,
           ------------

     and the rules and regulations promulgated thereunder.

     1.13 "Monsanto" has the meaning set forth in the first paragraph hereof.
           --------


     1.14 "Monsanto Director" has the meaning set forth in Section 2.1.
           -----------------


     1.15 "hereto", "hereunder", "herein", "hereof" and the like mean and refer
           ------    ---------    ------    ------

     to this Agreement as a whole and not merely to the specific article, section, paragraph or clause in which the respective word appears.

     1.16 "Involuntary Transfer Notice" has the meaning set forth in Section
           ---------------------------

     3.2(e).

     1.17 "Involuntary Transfer Stock" has the meaning set forth in Section
           --------------------------

     3.2(e).

     1.18 "Indemnified Person" has the meaning set forth in Section 2.7(b).
           ------------------


     1.19 "Investment Agreement" means that certain Investment Agreement, dated
           --------------------

     as of January 31, 1996 between the Company and Monsanto.

     1.20 "Losses" has the meaning set forth in Section 2.7(a).
           ------


     1.21 "Major A Stockholder" has the meaning set forth in the first paragraph
           -------------------

     hereof, together with any pledgees and Permitted Transferees who become parties to this Agreement pursuant to Section 3.5 (a) and (b).

     1.22 "Offer Period" has the meaning set forth in Section 3.2(b).
           ------------


     1.23 "Offered Stock" has the meaning set forth in Section 3.2(b).
           -------------




     1.24 "Permitted Transferee" means (i) Douglas C. Roberts, Virginia Roberts
           --------------------

     Holt, John T. Roberts, or their parents, (ii) any Depositor, (iii) any spouse, lineal descendant (including adopted descendants), or spouse of a lineal descendant (including adopted descendants) of Douglas C. Roberts, Virginia Roberts Holt or John T. Roberts, (iv) any trust or other entity the sole beneficiaries or owners of which are Persons referred to in this definition, (v) any Person receiving any interest in shares of Stock pursuant to a Major A Stockholder's last will and testament or by distribution at a Major A Stockholder's death from a trust established by a Major A Stockholder or according to the laws of intestate succession, or
     (vi) any ex-spouse of Douglas C. Roberts, Virginia Roberts Holt or John T. Roberts or any ex-spouse of a lineal descendant (including adopted descendants) of Douglas C. Roberts, Virginia Roberts Holt or

     John T. Roberts, to the extent (and only to the extent) that any such ex-spouse receives any interest in Stock pursuant to a court order entered in connection with a divorce proceeding.

     1.25 "Person" means a corporation, association, partnership, joint venture,
           ------

     limited liability company, individual, trust, unincorporated organization, a government agency or political subdivision thereof and any other entity.




     1.26 "Pledge" when used as a verb means to pledge, hypothecate, mortgage,
           ------

     create any security interests in or otherwise encumber and when used as a noun means any resulting pledge, hypothecation, mortgage, security interest or other encumbrance.

     1.27 "Roberts Family Shareholder Agreement" means the agreement attached
           ------------------------------------

     hereto as Exhibit C.

     1.28 "Roberts Family Voting Trust Agreement" means the agreement attached
           -------------------------------------

     hereto as Exhibit B.

     1.29 "Selling Stockholder" has the meaning set forth in Section 3.2(b).
           -------------------


     1.30 "Stock" means the following securities: (i) the Class A Common Stock
           -----

     of the Company and any other common or preferred stock of the Company entitled to vote generally in the election of directors whether presently issued or hereafter authorized, designated and issued, now owned or hereafter acquired by each Major A Stockholder, (ii) any option, warrant or right to acquire Class A Common Stock (or any security or other instrument referred to in this definition) and (iii) any security or other instrument exchangeable for, or convertible into, Class A Common Stock (or any security or other instrument referred to in this definition).




     1.31 "Transfer Notice" has the meaning set forth in Section 3.2(b).
           ---------------

     1.32 "Transferring Stockholder" has the meaning set forth in Section
           ------------------------

     3.2(e).

     1.33 "Voting Trust" means the trust established under the Roberts Family
           ------------

     Voting Trust Agreement.


                            ARTICLE 2
 Election of Monsanto Directors; Corporate Governance Provisions
 ---------------------------------------------------------------

           in Certificate of Incorporation and Bylaws
           ------------------------------------------


2.1  Monsanto Directors. As set forth in the Investment Agreement, depending on
     ------------------

     its ownership percentage of the Company's Common Stock, Monsanto shall have the right to nominate up to two (2) directors (together, the "Monsanto Directors" and, individually, a "Monsanto Director") to the Board of Directors. Initially, one Monsanto Director shall be nominated by Monsanto within twenty (20) business days after the Closing Date and shall have a term expiring at the Company's 1999 annual meeting of stockholders. If Monsanto is entitled to nominate a second director, then such second Monsanto Director shall be nominated for election at the Company's 1997 annual meeting of stockholder and shall have a term expiring at the Company's 2000 annual meeting of stockholders.

2.2  Amendment of Bylaws.  As set forth in the Investment Agreement, prior to
     -------------------

     the Closing, the Company has agreed to cause Article IX of the Bylaws to be amended as provided in Exhibit "D" hereto.
                            -----------


2.3  Solicitation and Voting of Shares.  In any election of Directors, each
     ---------------------------------

     Major A Stockholder shall use best efforts to attend such stockholder meeting (in person or by proxy) for purposes of establishing a quorum and shall vote (in person or by proxy) all its shares of Stock in favor of any Monsanto Director nominated by Monsanto and recommended by the Board of Directors; provided that such Monsanto Director is reasonably satisfactory to the Company.

2.4  Amendment of Bylaws. During the term of this Agreement and after the
     -------------------

     adoption by the Company of the amendments to the Bylaws described in Exhibit "D" hereto, without the prior written consent of Monsanto, the
     -----------

     Major A Stockholders shall not directly or indirectly initiate any action that would result in the amendment of Section 9.3, 9.4, 9.5, 9.6 or 9.7 of the Bylaws.





2.5  Implementation of Investment Agreement.  During the term of this Agreement,
     --------------------------------------

     each Major A Stockholder shall vote its shares of Stock in favor of any proposed amendment to the Company's Certificate of Incorporation increasing the Company's authorized capital stock, which amendment is required in order for the Company to comply with the provisions of Article 10 of the Investment Agreement.

2.6  Injunctive Relief.  In the event of a breach of the provisions of this
     -----------------

     Article 2 by any of the Major A Stockholders, Monsanto will suffer irreparable harm and the total amount of monetary damages will be impossible to calculate and will therefore be an inadequate remedy. Accordingly, in such event, Monsanto shall be entitled to temporary and permanent injunctive relief against the breaching party and to any other rights and remedies to which Monsanto may be entitled to at law or in equity.

2.7  Indemnification of Major A Stockholders.
     ---------------------------------------


     (a)  Monsanto's Indemnification Agreement.  Subject to paragraph (b) below,
          ------------------------------------

          Monsanto shall indemnify and hold the Major A Stockholders and their respective affiliates, trustees, trust beneficiaries, directors,




          officers, stockholders, employees, agents, successors and assigns (each an "Indemnified Person") harmless from and against any and all claims, liabilities, fines, penalties, demands, causes of action, suits, judgments, losses, injuries, damages (including costs of defense, settlement and reasonable attorneys' fees) (all of the foregoing hereinafter collectively called "Losses") suffered or incurred by any Indemnified Person which arise from or in connection with actions or inactions of any Indemnified Person in the performance of the obligations of any Major A Stockholder under this Article 2.

     (b)  Procedure.  In the event that, from and after the Closing, a third
          ---------

          person asserts any claim against any Indemnified Person with respect to any matter to which the foregoing indemnities apply, the Indemnified Person shall give prompt written notice to Monsanto, and Monsanto shall have the right, at its election, to take over the defense or settlement of such claim at its own expense by giving prompt written notice to the Indemnified Person; provided, however, that, (i) if Monsanto does not give such notice and does not proceed diligently to defend the claim within thirty (30) days after receipt of such notice of the claim, then the Indemnified Person may employ separate counsel to represent it and defend it against such claim and Monsanto shall be bound by any defense or settlement that the Indemnified Person may make as to such claim and shall reimburse the Indemnified Person for any and all Losses resulting therefrom as such Losses are incurred and (ii) if Monsanto elects to defend the claim, then Monsanto shall employ counsel reasonably satisfactory to the Indemnified Person and the Indemnified Person shall be entitled to participate in

          (but not control) the defense of such claim and to employ separate counsel at its own expense to assist in the handling of such claim, unless the common counsel determines, in compliance with the canons of ethics of the legal profession, that a conflict of interest exists between Monsanto and an Indemnified Person, in which event the Indemnified Person may appoint separate counsel to represent or defend it against the claim and Monsanto shall reimburse such Indemnified
          Person for all Losses resulting therefrom as such Losses are incurred.
           The Indemnified Person and Monsanto shall cooperate in defending any such third person's claim, and Monsanto, to the extent Monsanto elects to defend such claim, shall have reasonable access to records, information and personnel in the possession or control of any other party hereto which are applicable to the subject matter of any claim or which are otherwise pertinent to the defense of such claim and the Indemnified Person shall otherwise cooperate with Monsanto in all respects in connection therewith. Monsanto shall reimburse the Indemnified Person for all of the Indemnified Person's reasonable out-of-pocket costs as they are incurred in connection with the activities set forth in the immediately preceding sentence and in enforcing this indemnification. Notwithstanding the foregoing, Monsanto shall not settle or compromise any such claim without the prior written consent of the Indemnified Person, such consent not to be unreasonably withheld, unless, after consultation between such parties, the terms of such settlement or compromise release such Indemnified Person from any and all liability with respect to such claim and do not in any manner adversely affect the future operations or activities of such Indemnified Person.

                            ARTICLE 3
                 Limitation on Certain Transfers
                 -------------------------------


3.1  General Limitations on Certain Transfers.
     ----------------------------------------


     (a) Subject to Section 3.5, during the term of this Agreement, no Major A Stockholder shall in any manner, whether directly or indirectly, voluntarily or by operation of law, sell, convey, transfer, assign, or otherwise dispose of ("transfer") any interest in its Stock to any Person or convert any of its Class A Common Stock to Class B Common Stock except as provided under the terms of this Agreement after complying with the provisions of this Article 3.

     (b)  Notwithstanding any other provision of this Agreement including this
          Article 3, in no event shall any Major A Stockholder tender any of its shares of Stock in the tender offer to purchase shares of Class B




          Common Stock to be made by Monsanto pursuant to the terms described in the Investment Agreement.

3.2  Limitation on Certain Conversions and Transfers.
     -----------------------------------------------


     (a)  Limitation on Conversions.  Except pursuant to a court order entered
          -------------------------

          in connection with a divorce proceeding to an ex-spouse of Douglas C. Roberts, Virginia Roberts Holt or John T. Roberts or to an ex-spouse of a lineal descendant of Douglas C. Roberts, Virginia Roberts Holt or John T. Roberts, no Major A Stockholder shall convert any of its Class A Common Stock to Class B Common Stock until such time as such Major A Stockholder has entered into a binding agreement to sell or otherwise convey such Class B Common Stock to a third party.

     (b)  Limitations on Voluntary Transfers.  Subject to Section 3.5, in the
          ----------------------------------

          event that any Major A Stockholder desires to transfer any interest in its Stock, including, without limitation, a redemption of such Stock by the Company, such Major A Stockholder (the "Selling Stockholder") shall make a written offer (the "Transfer Notice") to Monsanto stating
          (i) the number of shares of Stock proposed to be so transferred (the "Offered Stock") and (ii) the price, form of consideration and other material terms upon which the Offered Stock are being offered; provided, however, that in the event the Transfer Notice shall state that the Major A Stockholder intends to dispose of such Offered Stock by means of an underwritten public offering (a "Public Offering"), in lieu of stating a price at which the Offered Stock is being offered, the Major A Stockholder may state an estimated price (less estimated underwriting discounts and expenses of sale) at which the Major A Stockholder is advised in writing by the managing underwriter as its good faith estimate of the average between the estimated minimum and maximum amounts at which such Offered Stock may be sold in the Public Offering (the "Average Price"). For a period of twenty-five (25) days (if the form of consideration specified in the Transfer Notice only includes cash and/or shares of stock traded in the NASDAQ National Market System or on a U.S. securities exchange ("traded stock")), or ninety (90) days (if the form of consideration specified in the Transfer Notice includes property other than cash or traded stock) following the date of the Transfer Notice (the "Offer Period"), Monsanto shall have the irrevocable and exclusive option (but not obligation) to purchase all (but not less than all) of the Offered Stock in cash for the price per share and upon the other terms specified in the Transfer Notice; provided, however, in the event the
                                            --------  -------

          Transfer Notice shall have stated that the Major A Stockholder intends to dispose of the Offered Stock in a Public Offering, Monsanto may purchase the Offered Stock at the Average Price (less the estimated amount of underwriting discounts and expenses of offering) stated in the Transfer Notice; provided, further, that if the proposed
                               --------  -------

          consideration specified in the Transfer

          Notice includes property other than cash, then Monsanto shall have the option to purchase the Offered Stock for consideration other than cash that is equal in value to the non-cash property specified in the Transfer Notice; and provided, further, that if the consummation of the transfer described in the Transfer Notice would cause the Selling Stockholder to recognize less gain for income tax purposes than the amount of taxable gain which the Selling Stockholder would recognize as a result of a cash sale to Monsanto, then the aggregate purchase price for the Offered Stock payable by Monsanto shall be increased by an amount equal to (A) the gain which would not have otherwise been recognized for income tax purposes multiplied by a fraction, the numerator of which is one and the denominator of which is one minus the highest marginal income tax rate on capital gains for individuals in effect at such time, minus (B) the gain which would not have otherwise been recognized for income tax purposes. The gain which would not have otherwise been recognized for income tax purposes shall be computed using the Selling Stockholder's actual tax basis in the Offered Stock based upon (i) such records as Monsanto shall reasonably request and (ii) as are certified by such Selling Stockholder as true, complete, and correct. Monsanto's option to purchase the shares of Offered Stock shall be exercised by giving written notice to the Selling Stockholder within the Offer Period. Alternatively, if Monsanto rejects the Selling Shareholder's offer to sell the Offered Stock for the price per share and upon the terms specified in the Transfer Notice, then, for the remainder of the Offer Period, Monsanto shall have the exclusive right to propose alternative terms to the




          Selling Stockholder for the purchase of the Offered Stock at such price per share and upon such terms as the parties may agree upon.

                    Subject to Section 3.5, in the event a Selling Stockholder proposes to dispose of Offered Stock in a transaction subject to
          Article 3 hereof for consideration that includes non-cash consideration other than traded stock, such Selling Stockholder shall stipulate the value of such property in the Transfer

          Notice and shall, at the request of Monsanto, provide to Monsanto, at the Selling Stockholder's expense, a written valuation of such property prepared by a nationally-recognized firm experienced in appraising the specified type of property , which sets forth the value of such property. In the event that Monsanto does not agree with such valuation, Monsanto shall deliver a written notice of such disagreement to the Selling Stockholder within fifteen (15) days of the receipt of the written valuation and shall thereafter deliver to the Selling Stockholder within thirty (30) days following delivery of such disagreement, at Monsanto's expense, a written valuation of such property prepared on the same basis by another nationally-recognized firm experienced in appraising the specified type of property, which sets forth the value of such property. The Selling Stockholder may either accept such subsequent valuation or deliver written notice of its disagreement with such valuation to such Selling Stockholder. In the latter event, the Selling Stockholder and Monsanto shall agree to the appointment of a third nationally-recognized firm experienced in appraising the specified type of property, who shall be selected by mutual agreement of their respective nationally-recognized firms, whose valuation shall establish conclusively the price for purposes of the Transfer Notice. The expense of such third firm shall be borne equally by the parties.

                    If property to be received by a Selling Stockholder includes shares of stock that are traded on the NASDAQ National Market System or any other system then in use, then the value of a share of such stock shall be deemed to be the last reported sale price (or, if not available, the average of the closing bid and ask price) per share during the 30-day period immediately preceding the date of the Transfer Notice. If the property to be received by a Selling Stockholder includes shares of a stock that is listed on a United States securities exchange registered under the Exchange Act, then the value of a share of such stock shall be deemed to be the average of the closing sale price per share of such stock during the 30-day period immediately preceding the date of the Transfer Notice on the principal United States securities exchange registered under the Exchange Act on which such stock is listed.

     (c)  Acceptance of Offer.  If, during the Offer Period, Monsanto exercises
          -------------------

          its right to purchase the Offered Stock at the price per share and upon the terms specified in the Transfer Notice or if the parties otherwise reach an agreement regarding the price, terms and conditions of the sale, then the Selling Stockholder shall sell the shares of Offered Stock to Monsanto in accordance with the price per share and terms specified in the Transfer Notice or pursuant to such price, terms and conditions otherwise agreed upon by the parties, including standard terms and conditions for a stock purchase agreement. The closing of any such purchase shall take place no later than twenty-five (25) days (if the form of consideration specified in the Transfer Notice only includes cash or traded stock) or ninety (90) days (if the form of consideration specified in the Transfer Notice includes property other than cash or traded stock) following the expiration of the Offer Period.

     (d)  Nonacceptance of Offer.  If, at the end of the Offer Period, Monsanto
          ----------------------

          has not exercised its right to purchase the Offered Stock at the price per share and upon the terms specified in the Transfer Notice and the parties have not otherwise reached an agreement regarding the price, terms and conditions of the Sale, then such Selling Stockholder shall be entitled to offer and sell such shares of Offered Stock to any Person (free and clear of any rights of Monsanto) provided that the price, terms and conditions of such sale, considered as a whole, are at least as favorable to the Selling Stockholder as either (i) those set forth in the Transfer Notice or (ii) those offered by Monsanto in any counter offer, if any; provided, in the event the Transfer Notice shall have stated an Average Price, the Offered Stock may be disposed of in a Public Offering at a price no less than the minimum amount used as a basis to calculate the Average Price (less actual underwriting discounts and expenses). Notwithstanding the foregoing, if the Selling Stockholder shall not have signed a definitive agreement to sell the Offered Stock within one hundred eighty (180) days immediately following the expiration of the Offer Period, then the shares of Offered Stock shall again be subject to the terms and conditions of this Agreement in the same manner as if the Transfer Notice had not been given.

     (e)  Limitations on Involuntary Transfers.  Subject to Section 3.5, if any
          ------------------------------------

          involuntary transfer of any of the Stock owned by a Major A Stockholder (a "Transferring Stockholder") shall occur (such as, but not limited to, a sale by a Major A Stockholder's trustee in bankruptcy, or a sale to a purchaser at any creditor's or court sale) other than an involuntary transfer to a Permitted Transferee:

          (i)  Transferee Takes Subject Hereto.  The transferee (which term, as
               -------------------------------

               used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Stock subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect.





          (ii) Involuntary Transfer Notice.  The Transferring Stockholder (or,
               ---------------------------

               if it fails to do so, the transferee) shall promptly give written notice (the "Involuntary Transfer Notice") to Monsanto and the Company stating (a) when the involuntary transfer occurred or is to occur, (b) the circumstances alleged to require such transfer,
               (c) the number of shares of Stock involved and (d) the name, address and capacity of the transferee. If both the Transferring Stockholder and the transferee shall fail to give the Involuntary Transfer Notice, then the Involuntary Transfer Notice may be given by the Company or by any other stockholder of the Company and the Involuntary Transfer Notice so given may contain only such portion of the information set forth in the preceding sentence as shall be known to the Person so giving the Involuntary Transfer Notice.

          (iii)     Purchase Option.  Monsanto shall have the irrevocable and
                    ---------------

               exclusive option (but not the obligation) for a period of forty-five (45) days immediately following receipt of the Involuntary Transfer Notice to purchase all but not less than all of the shares of Stock included in the Involuntary Transfer Notice (the "Involuntary Transfer Stock") in cash for the price per share and upon the terms and conditions set forth in this Section 3.2(e). An election to exercise Monsanto's option shall be made by




               Monsanto by giving written notice to the Company, the transferee and the Transferring Stockholder.

          (iv) Failure to Give Notice.  Failure by Monsanto to give the notice
               ----------------------

               provided for in paragraph (e)(iii) within the time period provided for therein shall be deemed an election by Monsanto not to purchase any shares of the Involuntary Transfer Stock.

          (v)  Closing.  If the shares of Involuntary Transfer Stock are to be
               -------

               purchased by Monsanto pursuant to this Section 3.2(e), then such purchase shall, unless the parties thereto otherwise agree, be completed at the principal office of Monsanto on the thirtieth
               (30th) day following the giving of notice by Monsanto pursuant to paragraph (e)(iii) of its election to exercise its option to purchase the Involuntary Transfer Stock.

          (vi) Purchase Price.  The price per share of the Involuntary Transfer
               --------------

               Stock to be paid by Monsanto upon exercise of its option to purchase such Involuntary Transfer Stock pursuant to paragraph
               (e)(iii) shall be as follows:

               (a) With respect to shares of Class A Common Stock, if the shares of the Company's Class B Common Stock are then traded in the NASDAQ National Market System or on a United States




                    securities exchange registered under the Exchange Act, the price per share shall be the average of the last reported sales price (or, if not available, the average of the closing bid and ask price) per share of the Company's Class B Common Stock on the NASDAQ National Market System (or such other securities exchange on which the Company's Class B Common Stock is then listed) on each of the thirty (30) trading days immediately preceding the closing of the purchase of such Class A Common Stock; and

               (b) With respect to shares of any Involuntary Transfer Stock other than Class A Common Stock, or, with respect to shares of Class A Common Stock if the Company's Class B Common Stock is not then listed on the NASDAQ National Market System or on a United States securities exchange registered under the Exchange Act, the price per share shall be the fair market value per share as determined by an investment banking firm of recognized standing selected by mutual agreement of the transferee or Transferring Stockholder, as the case may be (depending on who is the legal owner of the Involuntary Transfer Stock), and Monsanto. If the transferee or the Transferring Stockholder, as the case may be, and Monsanto are unable to agree upon an investment banking firm to perform the valuation, then both Monsanto and the transferee or the Transferring Stockholder, as the case may be, shall select an investment banking firm and the two investment banking firms so selected shall select a third investment banking firm to perform the valuation. The determination of the third investment banking firm as to the fair market value per share shall be final and binding on the parties. If the parties are unable to mutually agree upon an investment banking firm to perform the valuation, then Monsanto and the transferee or the Transferring Stockholder, as the case may be, shall pay the fees of the investment banking firm selected by each such party. The fees of any investment banking firm mutually agreed upon by the parties and the fees of any third investment banking firm performing the valuation in connection with the services provided pursuant to this paragraph (e)(vi) shall be paid fifty percent (50%) by Monsanto and fifty percent (50%) by the transferee or the Transferring Stockholder, as the case may be.

               (vii)     Delivery of Certificates.  At the closing of the
                         ------------------------

                    purchase and sale of Involuntary Transfer Stock pursuant to the exercise of options granted under this Section 3.2, the Transferring Stockholder or the transferee, as the case may be, shall deliver to Monsanto duly endorsed for transfer, with all required state or federal documentary tax stamps affixed thereto, certificates representing all of the shares of Involuntary Transfer Stock being purchased and sold at such closing against payment therefor in cash or certified or bank cashier's check. In addition, the Transferring Stockholder or the transferee, as the case may be, shall deliver to Monsanto such signature guarantees and other documents and certificates as may be reasonably requested by Monsanto in order to confirm the Transferring Stockholder's or the transferee's, as the case may be, title to such Involuntary Transfer Stock and its authority to act in connection with the sale thereof.

3.3  Legend.  A copy of this Agreement shall be filed with the Secretary of the
     ------

     Company and shall be kept at its principal executive office. Upon the execution of this Agreement, each of the Major A Stockholders shall cause each certificate representing shares of Stock owned by such Major A Stockholder to carry a legend as follows:

          THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, CONVEYED, TRANSFERRED, ASSIGNED, PLEDGED, HYPOTHECATED, MORTGAGED OR OTHERWISE DISPOSED OF UNLESS SUCH TRANSFER COMPLIES WITH THE PROVISIONS OF A STOCKHOLDERS' AGREEMENT DATED AS OF JANUARY 31, 1996, A COPY OF WHICH IS ON FILE AT THE OFFICES OF THE COMPANY.




     Upon the acquisition of additional shares of Stock after the date hereof, each Major A Stockholder shall cause each certificate representing such additional shares of Stock to carry the above legend.

3.4  Nonrecognition of Certain Transfers.  Any transfer, acquisition or
     -----------------------------------

     conversion of shares of Stock in violation of this Agreement shall be null and void. Each Major A Stockholder agrees that any such transfer, acquisition or conversion may and should be enjoined.

3.5  Exceptions.  The provisions of this Article 3 shall not apply to:
     ----------


     (a) a Pledge of Stock or any interest therein to a bank or other reputable lending institution in a bona fide loan transaction and not made in bad faith to avoid the provisions of this Article 3; provided, however, if the pledgee is not a party to this Agreement it shall execute a counterpart of this Agreement acknowledging that it has become a party to this Agreement with respect to the shares of Stock so pledged, after which such pledgee shall be deemed a Major A Stockholder;

     (b) a transfer, directly or indirectly, voluntarily or involuntarily, of any interest in Stock to a Permitted Transferee (including transfers of Voting Trust Certificates or interests in Stock pursuant to the Roberts Family Voting Trust Agreement and the Roberts Family Shareholder Agreement); provided, however, that the Permitted Transferee, if not then a party to this Agreement, shall execute a counterpart to this Agreement acknowledging that it has become a party to this Agreement with respect to the shares of Stock so transferred, after which such Permitted Transferee shall be deemed a Major A Stockholder;

     (c) the appointment of or transfer of any interest in Stock to any trustee, guardian, executor, administrator, Voting Trustee of the Voting Trust or other fiduciary acting solely for the benefit of one or more Permitted Transferees;

     (d) the granting of a proxy with respect to Stock solicited by the Board of Directors;

     (e) any exchange, conversion or transfer of Stock in connection with a Business Combination; provided, however, that this clause (e) shall not permit any agreement to sell or otherwise transfer any interest in Stock (including the granting of any proxy to the acquiror) by any Major A Stockholder prior to the Company's execution of an agreement with respect to such Business Combination; or

     (f) any tender or exchange of Stock in accordance with the terms of any tender or exchange offer, which tender or exchange offer would result, if consummated in accordance with its terms, in the beneficial ownership by any Person or group (within the meaning of Rule 13d-3 of the Exchange Act) of all of the Class A Common Stock and Class B Common Stock; provided, however, that this clause (f) shall not permit any Major A Stockholder to surrender (or enter into a binding agreement to sell or surrender) any Stock or interest therein in connection with such tender or exchange offer unless the Company has previously published to security holders of the Company a statement pursuant to Rule 14e-2 (or any successor rule) under the Exchange Act.


                            ARTICLE 4
                          Miscellaneous
                          -------------


4.1  Governing Law.  This Agreement shall be governed in all respects by the
     -------------

     laws of the State of Delaware (exclusive of such state's choice of laws rules).

4.2  Successors and Assigns.  Neither this Agreement nor any of the rights,
     ----------------------

     interests or obligations under this Agreement shall be assigned or transferred, in whole or in part, by any of the parties without the prior written consent of the other parties hereto, except that Monsanto may, without the prior written consent of the other parties hereto, assign all or any of its rights, interests, and obligations under this Agreement to a wholly owned, direct or indirect, United States subsidiary of Monsanto, provided that Monsanto (i) shall remain liable for the performance by any such subsidiary of its obligations under this Agreement, (ii) shall act as agent for any and all such subsidiaries in connection with the receipt and giving of notices under this Agreement and (iii) shall not cause or permit any such subsidiary to be other than a wholly owned direct or indirect subsidiary of Monsanto. Subject to the preceding sentence and as otherwise provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, permitted assigns, heirs, executors, and administrators of the parties hereto.

4.3  Entire Agreement.  This Agreement constitutes the complete, exclusive and
     ----------------

     final understanding and agreement between the parties with regard to the subjects hereof.

4.4  Notices.  Any notice required or permitted to be given under this Agreement
     -------

     shall be in writing, and shall be deemed sufficiently given when delivered in person or transmitted by telegram or telecopier (confirmed by mail) or by a national overnight delivery service, addressed as follows:

     If to Monsanto:          Monsanto Company
                         800 N. Lindbergh Blvd.
                         St. Louis, MO 63167
                         Attention:  Chief Financial Officer

                         Telecopy Number:  (314) 694-3001




          with a copy to:

                         Monsanto Company
                         800 N. Lindbergh Blvd.
                         St. Louis, MO 63167
                         Attention:  General Counsel and Secretary

                         Telecopy Number:  (314) 694-3001


     If to Douglas C. Roberts:     Douglas C. Roberts
                         DEKALB Genetics Corporation
                         3100 Sycamore Road
                         DeKalb, IL 60115

                         Telecopy Number:  (815) 758-3711
          with a copy to:     Frank H. Roberts, Esq.
                         Pillsbury, Madison & Sutro LLP
                         225 Bush Street
                         San Francisco, CA 94104

                         Telecopy Number:  (415) 983-1200




     If to Lynne King Roberts:     Lynne King Roberts
                         c/o Douglas C. Roberts
                         DEKALB Genetics Corporation
                         3100 Sycamore Road
                         DeKalb, IL 60115

                         Telecopy Number:  (815) 758-3711

          with a copy to:     Frank H. Roberts, Esq.
                         Pillsbury, Madison & Sutro LLP
                         225 Bush Street
                         San Francisco, CA 94104

                         Telecopy Number:  (415) 983-1200


     If to Terrance K. Holt:  Terrance K. Holt
                         2329 Clover Lane
                         Northfield, IL 60093

                         Telecopy Number: (708) 572-1818

          with a copy to:     Frank H. Roberts, Esq.
                         Pillsbury, Madison & Sutro LLP
                         225 Bush Street
                         San Francisco, CA 94104





                         Telecopy Number:  (415) 983-1200


     If to Virginia R. Holt:       Virginia R. Holt
                         2329 Clover Lane
                         Northfield, IL 60093

                         Telecopy Number: (708) 572-1818
     with a copy to:     Frank H. Roberts, Esq.
                         Pillsbury, Madison & Sutro LLP
                         225 Bush Street
                         San Francisco, CA 94104

                         Telecopy Number:  (415) 983-1200


     If to John T. Roberts:        John T. Roberts
                         2090 Mulsanne Drive
                         Zionsville, IN 46077

                         Telecopy Number: (317) 594-4501




          with a copy to:     Frank H. Roberts, Esq.
                         Pillsbury, Madison & Sutro LLP
                         225 Bush Street
                         San Francisco, CA 94104

                         Telecopy Number:  (415) 983-1200


     If to Robin R. Roberts:  Robin R. Roberts
                         2090 Mulsanne Drive
                         Zionsville, IN 46077

                         Telecopy Number: (317) 594-4501

          with a copy to:     Frank H. Roberts, Esq.
                         Pillsbury, Madison & Sutro LLP
                         225 Bush Street
                         San Francisco, CA 94104

                         Telecopy Number:  (415) 983-1200


     or to such other address as may be specified from time to time in a notice given by such party. The parties agree to acknowledge in writing the receipt of any such notice delivered in person.

4.5  Delays or Omissions.  Except as otherwise provided in this Agreement, no
     -------------------

     delay or omission to exercise any right, power or remedy accruing to Monsanto, upon any breach or default of or any Major A Stockholder under this Agreement, shall impair any such right, power or remedy of Monsanto nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party or any waiver on the part of any party of any provisions or conditions of this Agreement must be made in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement, at law, in equity or otherwise afforded to any party, shall be cumulative and not alternative.

4.6  Counterparts.  This Agreement may be executed in any number of
     ------------

     counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

4.7  Severability.  In the event that any provision of this Agreement becomes or
     ------------

     is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Agreement shall continue in full force and effect without said provision; provided, however, that no such severability shall be effective if it materially changes the economic benefit of this Agreement to any party.





4.8  Sections and Articles.  All sections and articles referred to herein are
     ---------------------

     sections and articles of this Agreement.

4.9  Headings.  Headings as to the contents of particular articles and sections
     --------

     are for convenience only and are in no way to be construed as part of this Agreement or as a limitation of the scope of the particular articles or sections to which they refer.

4.10 Term.  The provisions of this Agreement shall be effective from the date
     ----

     hereof until the earlier of (i) the termination of the Collaboration Agreement and License between Monsanto and the Company dated of even date herewith (except if the same is terminated by reason of a material breach thereof by the Company or by reason of a governmental decree caused by the voluntary action of the Company), (ii) such time as Monsanto owns less than
     (A) five percent (5%) of the outstanding Class A Common Stock or (B) less than fifty percent (50%) of the highest percent of the outstanding Common Stock as is beneficially owned by Monsanto after completion of the tender offer contemplated by the Investment Agreement, the Closing and any purchases in the market of Class B Common Stock by Monsanto as permitted under the Investment Agreement during the one year period after the




     Closing, (iii) the date on which the Investment Agreement is terminated and
     (iv) on the eleventh anniversary of the Closing or any subsequent anniversary of the Closing if either Monsanto on the one hand or a majority in interest of Stock beneficially owned by the Persons who are then Major A Stockholders on the other gives written notice to all other parties hereto that this Agreement shall terminate on any such anniversary which is more than 60 days after the date of such notice.

4.11 Effective Date.  The provisions of this Agreement shall be effective as of
     --------------

     the consummation of the Closing. If the Investment Agreement is terminated prior to the consummation of the Closing, then the provisions of this Agreement shall be null and void and of no further force or effect and this Agreement shall be deemed to be terminated.

          IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered as of the day and year first above written.

                              Monsanto Company

                              Robert T. Fraley
                              President, Ceregen

                              Douglas C. Roberts



                              Douglas C. Roberts, individually and as Trustee of
                              (i) the Douglas C. Roberts Trust dated January 28, 1972, (ii) the David Kim Roberts 1989 Trust, (iii) the Steven Suh Roberts 1989 Trust, and (iv) the Jeffrey King Roberts 1989 Trust

                              Virginia R. Holt


                              Virginia R. Holt, individually and as Trustee of
                              (i) the Virginia R. Holt Trust dated August 22, 1973, (ii) the Amanda Mary Holt 1989 Trust, and
                              (iii) the Laura Elizabeth Holt 1989 Trust

                              John T. Roberts







                              John T. Roberts, individually and as Trustee of
                              (i) the John T. Roberts Trust dated April 9, 1976,
                              (ii) the Allison Elizabeth Roberts 1989 Trust, and
                              (iii) the Katherine Elsie Roberts 1990 Trust
                              Number 1

                              Charles C. Roberts and Mary R. Roberts




                              ------------------------------
                              Charles C. Roberts and Mary R. Roberts, as
                              Trustees of (i) the Charles C.and Mary R. Roberts Living Trust dated October 15, 1991, (ii) the Trust F/B/O Douglas C. Roberts under Eleanor T. Roberts Charitable Trust Agreement dated December 21, 1967, (iii) the Trust F/B/O Virginia R. Holt under Eleanor T. Roberts Charitable Trust




                              Agreement dated December 21, 1967, and (iv) the Trust F/B/O John T. Roberts under Eleanor T. Roberts Charitable Trust Agreement dated December 21, 1967

                              Lynne King Roberts



                              Lynne King Roberts, as Trustee of the David Kim Roberts Trust dated October 14, 1987

                              Terrance K. Holt



                              Terrance K. Holt, as Trustee of the Amanda Mary Holt Trust dated December 6, 1985

                              Robin R. Roberts


                              Robin R. Roberts, as Trustee of (i) the Allison Elizabeth Roberts Trust dated August 6, 1986, (ii) the Katherine Elsie Roberts Trust dated March 13, 1990, and (iii) the Charles David Roberts Trust dated February 28, 1994

                           EXHIBIT "A"

                                                       SHARES OF CLASS A
MAJOR A STOCKHOLDER                                  COMMON STOCK
-------------------                                  ------------


Douglas C. Roberts, as Trustee of the Douglas C.
Roberts Trust dated January 28, 1972                      116,769

Douglas C. Roberts, as Trustee of the David Kim
Roberts 1989 Trust                                          7,000

Douglas C. Roberts, as Trustee of the Steven Suh
Roberts 1989 Trust                                          7,000

Douglas C. Roberts, as Trustee of the Jeffrey
King Roberts 1989 Trust                                     7,000

Virginia R. Holt, as Trustee of the Virginia R.
Holt Trust dated August 22, 1973                          123,672

Virginia R. Holt, as Trustee of the Amanda Mary
Holt 1989 Trust                                             7,000

Virginia R. Holt, as Trustee of the Laura




Elizabeth Holt 1989 Trust                                   7,000

John T. Roberts, as Trustee of the John T.
Roberts Trust dated April 9, 1976                         122,414

John T. Roberts, as Trustee of the Allison
Elizabeth Roberts 1989 Trust                                7,000

John T. Roberts, as Trustee of the Katherine
Elsie Roberts 1990 Trust #l                                 7,000

                                                       SHARES OF CLASS A
MAJOR A STOCKHOLDER                                  COMMON STOCK
-------------------                                  ------------


Charles C. Roberts and Mary R. Roberts, as
Trustees of the Charles C. and Mary R. Roberts
Living Trust dated October  15, 1991                       10,113

Charles C. Roberts and Mary R. Roberts, as
Trustees of the Trust F/B/O Douglas C. Roberts
under Eleanor T. Roberts Charitable Trust
Agreement dated December 21, 1967                           5,667

Charles C. Roberts and Mary R. Roberts, as
Trustees of the Trust F/B/O Virginia R. Holt
under Eleanor T. Roberts Charitable Trust
Agreement dated December 21, 1967                           3,784

Charles C. Roberts and Mary R. Roberts, as
Trustees of the Trust F/B/O John T. Roberts
under Eleanor T. Roberts Charitable Trust
Agreement dated December 21, 1967                           3,941

Lynne King Roberts, as Trustee of the David Kim
Roberts Trust dated October 14, 1987                        1,618





Terrance K. Holt, as Trustee of the Amanda Mary
Holt Trust dated December 6, 1985                           3,598

Robin R. Roberts, as Trustee of the Allison
Elizabeth Roberts Trust dated August 6, 1986                3,739

Robin R. Roberts, as Trustee of the Katherine
Elsie Roberts Trust dated March 13, 1990                      480

Robin R. Roberts, as Trustee of the Charles
David Roberts Trust dated February 28, 1994                   480

                                                                       EXHIBIT B





    See Exhibit 99.1 entitled Roberts Family Voting Trust Agreement to the
                              -------------------------------------

    Schedule 13D filed by Douglas C. Roberts, Virginia R. Holt, John T. Roberts, Charles C. Roberts and Mary R. Roberts filed February 5, 1996.

                                                                       EXHIBIT C



    See Exhibit 99.2 entitled Roberts Family Shareholder Agreement to the
                              ------------------------------------

    Schedule 13D filed by Douglas C. Roberts, Virginia R. Holt, John T. Roberts, Charles C. Roberts and Mary R. Roberts filed February 5, 1996.

                                                                       EXHIBIT D



   AMENDED BYLAWS OF THE COMPANY TO CONTAIN THE FOLLOWING BY-LAW PROVISIONS:

     - Section 9.3       Primary Business.  The Primary Business of the
                         ----------------

     Corporation shall be the research-based production, marketing, licensing and sale of agronomic seed, including both technology related thereto and products derived therefrom.

     - Section 9.4       Use of Voting Securities.
                         ------------------------


          i) The use of the Corporation's Voting Securities to facilitate strategic collaborations is in the Corporation's interest, but as to any one strategic collaboration, the maximum amount of Voting Securities to be issued to any Person or Group shall not exceed 10 percent of Voting Securities of the Corporation outstanding at the time of issuance.

          (ii) As used in this Section 9.4, the following terms shall have the meanings set forth: "Voting Securities" means any shares of capital stock or other securities of the Corporation entitled to vote generally in the election of directors, (including the right to elect one or more directors as a class unless such right is only exercisable during the continuance of a defined event.)

               "Person" means any individual, limited partnership, general partnership, trust, corporation or other firm or entity.

               "Group" shall have the meaning ascribed in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, or any successor provision thereto.

     - Section 9.5       Acquisitions.  The Corporation shall not acquire, in a
                         ------------

     single transaction or in series of related transactions, any business or assets outside of the Primary Business of the Corporation that would be equal to or greater in amount than twenty-five percent (25%) of the total consolidated assets of the Corporation as shown on the Corporation's consolidated balance sheet as of the end of the most recent fiscal quarter ending prior to the time the determination is made whether such acquisition be by merger or consolidation or the purchase of stock or assets or otherwise;

     - Section 9.6       "Permitted Transactions".  No transaction which would
                          ----------------------

     result in the change of the Primary Business of the Corporation as set forth in Section 9.3, no issuance of Voting Securities to facilitate a strategic collaboration in contravention of Section 9.4 and no acquisition of any business or assets outside the Primary Business of the Corporation in contravention of Section 9.5 shall be approved by the Board of Directors if the resolution regarding such transaction receives the negative vote of at least three directors after the 1997 annual meeting of stockholders and at least two directors prior to the 1997 annual meeting of stockholders.

     - Section 9.7       Certain Amendments. The Corporation shall not amend
                         ------------------

     Sections 9.3, 9.4, 9.5, 9.6 or 9.7 hereof if the resolution regarding such amendment receives the negative vote of at least one director, or two directors after the 1997 annual meeting of stockholders.

                             JOINT FILING AGREEMENT
                             ----------------------



          Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement on Schedule 13D to which this Exhibit is attached is being, and any and all amendments thereto may be, filed on behalf of each of the undersigned.




Dated:  February 2, 1996


Douglas C. Roberts
------------------

Douglas C. Roberts

Virginia Roberts Holt
---------------------

Virginia Roberts Holt

John T. Roberts
---------------

John T. Roberts

Charles C. Roberts
------------------

Charles C. Roberts

Mary R. Roberts
---------------

Mary R. Roberts